Exhibit 99.3

AURINIA PHARMACEUTICALS INC.

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD ON

June 8, 2016

and

MANAGEMENT INFORMATION CIRCULAR

Dated April 27, 2016

AURINIA PHARMACEUTICALS INC.

Notice of Annual General Meeting of Shareholders

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of shareholders of Aurinia Pharmaceuticals Inc. (the “Company”) will be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on Wednesday, June 8, 2016, at 9:00 AM, Pacific Time, for the following purposes:

1.	to fix the number of directors at six (6);

2.	to elect the directors for the ensuing year;

3.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2015, and the report of the auditors thereon;

4.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company and to authorize the Company’s audit committee to fix the auditors’ remuneration;

5.	to consider and, if deemed appropriate, approve, by ordinary resolution, an amendment to the Company's stock option plan; and

6.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying form of proxy (the “Proxy”). Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the Proxy so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting, in particular with respect to the election of the directors, are set forth in more detail in the accompanying management information circular.

A copy of the management information circular, a supplemental mailing list reply form, a Proxy and a return envelope accompany this notice of meeting.

The board of directors (the “Board”) has determined that only holders of record of the common shares at the close of business on April 22, 2016 will be entitled to vote in respect of the items set out in this notice of meeting at the Meeting. The Board has also determined 9:00 AM, Pacific Time, on June 6, 2016 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with the Company’s transfer agent. Failure to properly complete or deposit a Proxy may result in its invalidation.

DATED this 27th day of April, 2016.

BY ORDER OF THE BOARD

(signed) “Charles A. Rowland, Jr.”
Charles A. Rowland, Jr.
President and Chief Executive Officer

Table of Contents

PART 1 VOTING INFORMATION		1
1.1	SOLICITATION OF PROXIES	1
1.2	APPOINTMENT AND REVOCATION OF PROXIES	1
1.3	REGISTERED SHAREHOLDERS	1
1.4	NON-REGISTERED SHAREHOLDERS	1
1.5	DESCRIPTION OF THE COMPANY	2
1.6	VOTING OF PROXIES	2
1.7	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	2
1.8	NOTICE AND ACCESS	2
PART 2 BUSINESS OF THE MEETING		3
2.1	ELECTION OF DIRECTORS	3
2.1.1	Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	6
2.1.2	Directors’ Attendance at Board and Committee Meetings	6
2.1.3	Other Board Memberships	7
2.1.4	Directors’ and Officers’ Insurance and Indemnification	7
2.2	PRESENTATION OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT	7
2.3	APPOINTMENT AND REMUNERATION OF AUDITORS	7
2.4	AMENDMENT TO THE STOCK OPTION PLAN	8
PART 3 STATEMENT OF EXECUTIVE COMPENSATION		9
3.1	COMPENSATION OF EXECUTIVES	9
3.1.1	Compensation Discussion and Analysis	9
3.1.2	Managing Compensation Risk	11
3.1.3	Performance Graph	13
3.1.4	Anti-Hedging Protection	14
3.1.5	Summary Compensation Table	14
3.1.6	Narrative Discussion of Compensation	15
3.1.7	Incentive Plan Awards	19
3.2	COMPENSATION OF DIRECTORS	20
3.3	EQUITY COMPENSATION PLAN	23
3.3.1	Stock Option Plan	23
3.3.2	Pension Plan Benefits	24
3.4	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	24
3.5	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	25
PART 4 REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS		25
4.1	COMMITTEES OF THE BOARD	25
4.2	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	26
4.3	SHAREHOLDER PROPOSALS	26
4.4	ADDITIONAL INFORMATION	26
4.5	APPROVAL BY DIRECTORS	26

APPENDIX “A” – STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX “B” – MANDATE OF THE BOARD OF DIRECTORS
APPENDIX “C” – BLACKLINE OF STOCK OPTION PLAN

MANAGEMENT INFORMATION CIRCULAR

PART 1
VOTING INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation by the management of Aurinia Pharmaceuticals Inc. (the “Company”) of proxies to be voted at the annual general meeting of shareholders (each a “Shareholder”) of the Company (the “Meeting”), to be held at 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, on June 8, 2016, at 9:00 AM, Pacific Time, for the purposes set forth in the accompanying notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at April 22, 2016, and all dollar amounts and references to $ or to US$ are to United States dollars and references to CDN$ are to Canadian dollars, unless otherwise indicated. The 2015 annual average exchange rate for conversion of US dollars into Canadian dollars was US$1.00 = CDN$1.2787 based upon the Bank of Canada noon rate.

1.1	SOLICITATION OF PROXIES

The form of proxy (the “Proxy”) is being solicited by the management of the Company and the expenses of solicitation of proxies will be borne by the Company. The solicitation will be made primarily by mail; however, officers and regular employees of the Company may also solicit proxies by telephone, electronic mail or in person.

1.2	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are directors of the Company (“Directors”) or officers of the Company (“Officers”). Each Shareholder is entitled to appoint any other person to represent him at the Meeting, and at any adjournment thereof.

A Shareholder desiring to appoint another person (who need not be a Shareholder) to represent them at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in Proxy and inserting such person’s name therein or by completing another proper Proxy and, in either case, sending the completed Proxy in the reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such Proxy with the Chair of the Board on the day of the Meeting, at the Meeting or any adjournment thereof.

A Shareholder giving a Proxy pursuant to this solicitation may revoke any such Proxy by an instrument in writing executed by the Shareholder or by their attorney duly authorized in writing, or if the Shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Company, c/o Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, at any time up to 48 hours preceding the time of the Meeting, or any adjournment thereof, or with the Chair of the Board on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the Proxy’s authority.

1.3	REGISTERED SHAREHOLDERS

Shareholders at the close of business on April 22, 2016 will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

1.4	NON-REGISTERED SHAREHOLDERS

The names of the Shareholders whose common shares in the capital of the Company (each a “Common Share”) are held in the name of a broker or another intermediary will not appear on the list of Shareholders. If you are not a registered Shareholder of the Company, in order to vote you must a) obtain the material relating to the Meeting from your broker or other intermediary; b) complete the request for voting instructions sent to you by the broker or other intermediary; and c) follow the directions of the broker or other intermediary with respect to voting procedures.

In accordance with National Instrument 54-101 adopted by the Canadian Securities Administrators (the “CSA”) entitled “Communications with Beneficial Owners of Securities of a Reporting Issuer” (“NI 54-101”), the Company is distributing copies of the material related to the Meeting to clearing agencies and intermediaries for distribution to non-registered holders. Such agencies and intermediaries must forward the material related to the Meeting to non-registered holders and often use a service company (such as Broadridge Financial Solutions in Canada) to permit you, if you are not a registered Shareholder, to direct the voting of the Common Shares which you beneficially own. If you are a non-registered Shareholder, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a non-registered Shareholder, you should submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received, from your intermediary or broker, by Computershare Investor Services Inc. on behalf of the Company, as set forth under the heading “Appointment and Revocation of Proxies”.

Management of the Company does not intend to pay for intermediaries to forward the meeting materials to objecting beneficial owners under NI 54-101 and any such objecting beneficial holder will not receive the meeting materials unless the objecting beneficial holder’s intermediary assumes the cost of delivery.

1.5	DESCRIPTION OF THE COMPANY

The Company is organized pursuant to the provisions of the Business Corporations Act (Alberta) (the “ABCA”) and is registered extra-provincially in the Province of British Columbia pursuant to the provisions of the Business Corporations Act (British Columbia).

1.6	VOTING OF PROXIES

The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions of the Shareholders appointing them.

In the absence of such directions, such Common Shares will be voted:

a.	FOR fixing the number of directors at six (6);

b.	FOR the election of each of the nominees for election as a Director of the Company set forth in this Circular;

c.

FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorization of the Company’s audit committee (the “Audit Committee”) to fix the auditors’ remuneration; and

d.	FOR the approval of the Plan Amendment as set forth and described in the Section entitled “Amendment to the Stock Option Plan”.

All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the Shareholders entitled to vote thereon.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the Proxy will vote on such matters in accordance with their best judgment.

1.7	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at April 22, 2016, there were 32,287,419 Common Shares issued and outstanding as fully paid and non-assessable, each carrying the right to one vote per Common Share. To the knowledge of the Directors and Officers, as at April 22, 2016, no person beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares of the Company carrying 10% or more of the voting rights attached to all outstanding voting Common Shares of the Company, except as follows:

Name	Number of Common Shares	Percentage of Class

venBio Global Strategic Fund, L.P.	5,457,522	16.90%
ILJIN Group*	4,342,162	13.45%
*	Common Shares held by ILJIN Life Science Co., Ltd. and ILJIN Semiconductor Co., Ltd.

1.8	NOTICE AND ACCESS

The Company is sending proxy-related materials for the Meeting to beneficial Shareholders using the “notice and access” provisions of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 54-101. Pursuant to these provisions, the Company provides Shareholders with a notice on how they may access the Circular electronically instead of providing a paper copy.

The Company will not be using “notice and access” for the delivery of the proxy-related materials to its registered Shareholders.

PART 2
BUSINESS OF THE MEETING

2.1	ELECTION OF DIRECTORS

The following table states the names of all of the persons proposed to be nominated for election as Directors, their municipality, province or state and country of residence, their age, their principal occupation, their position in the Company (if any), the period during which each proposed nominee has served as a Director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction. Each of the nominees is currently a Director of the Company.

The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR fixing the number of directors to be elected at the Meeting at six (6) and FOR the election of each of the nominees to the board of directors of the Company (the “Board”) set forth in this Circular, unless otherwise directed by the shareholders instructing them.

Management does not contemplate that any of the nominees will be unable to serve as a Director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the Proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular Shareholder to withhold its Common Shares from voting with respect to the election of Directors.

If elected, each Director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the bylaws of the Company.

Name, province or state, and country of residence	Age (at April 22, 2016)	Present Principal Occupation	Position with the Company	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed
Richard M. Glickman(1)(3) Victoria, British Columbia Canada	58	Chair of the Board of the Company; Corporate Director	Director	Since September 20, 2013	727,588
Charles A. Rowland Jr. Furlong, PA, US	58	Chief Executive Officer of the Company since April 11, 2016	Director, President and Chief Executive Officer (“CEO”)	Since July 29, 2014	23,000
Benjamin Rovinski(1)(2) Toronto, Ontario Canada	59	Managing Director, Lumira Capital	Director	Since September 20, 2013	Nil
David R.W. Jayne(3) Cambridge, UK	59	Certified nephrologist, Director of the Vasculitis and Lupus Clinic and reader in Vasculitis at The University of Cambridge, UK	Director	Since May 26, 2015	Nil
Gregory M. Ayers(1)(2) Eastsound, WA, US	54	Consultant to device and biopharmaceutical industry providing clinical and regulatory advice to various companies	Director	Since May 26, 2015	Nil
Hyuek Joon Lee(2)(3) Seoul, Korea	49	Director of New Business Development, ILJIN Group	Director	Since May 26, 2015	Nil

Notes:

(1)	Member of the Audit Committee of the Company.
(2)	Member of the Compensation Committee of the Company.
(3)	Member of the Governance & Nomination Committee of the Company.

The Company has adopted a majority voting policy where any nominee proposed for election as a Director is required to forthwith tender their resignation if the Director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where Shareholders vote on the uncontested election of Directors. An uncontested election means the number of Director nominees for election is the same as the number of Directors to be elected to the Board. Within 90 days of the relevant Shareholders’ meeting, the Board will make its determination whether or not to accept the resignation and issue a press release either announcing the resignation of the Director or explaining the reasons justifying its decision not to accept the resignation. The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. A Director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any committee at which the resignation is considered.

At the meeting of the Shareholders held on August 15, 2013, the Company’s by-laws were amended to include advance notice provisions (the “Advance Notice Provisions”) that requires that advance notice to the Company must be provided in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a "proposal" made in accordance with the ABCA; or (ii) a requisition of the Shareholders made in accordance with the ABCA.

Among other things, the Advance Notice Provisions fixes a deadline by which holders of record of Common Shares must submit Director nominations to the secretary of the Company prior to any annual or special meeting of Shareholders and sets forth the specific information that a Shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a Director unless nominated in accordance with the provisions of the Advance Notice Provisions.

In the case of an annual meeting of Shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth day following such public announcement.

In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the tenth day following the day on which the first public announcement of the date of the special meeting was made.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Provisions.

A biography for each of the proposed nominees to the Board is set out below.

Richard M. Glickman, L.L.D. (Hon), Chair of the Board

Dr. Glickman presently serves as the Company’s Chair of the Board. He previously served as the Interim Executive Chair of the Company for the period September 20, 2013 to February 28, 2014 and as Acting Interim CEO for the period October 22, 2013 to November 5, 2013. He was a co-founder of the privately held Aurinia Pharma Corp. which was acquired by the Company. He was a co-founder, Chair and CEO of Aspreva Pharmaceuticals Inc. Prior to establishing Aspreva Pharmaceuticals Inc., Dr. Glickman was the co-founder and CEO of StressGen Biotechnologies Corporation. Since 2000, Dr. Glickman has served as the Chair of the Board of Vigil Health Solutions Inc., a healthcare services company, as Lead Director for Cardiome Pharma Corp., as founding Chair of the board of Essa Pharmaceuticals Inc., and as Chair of the board of Engene Inc. He has served on numerous biotechnology and community boards including roles as Chair of B.C Biotech., Director of the Canadian Genetic Disease Network, a member of the federal government’s National Biotechnology Advisory Committee, a member of the British Columbia Innovation Council and as a Director for the Vancouver Aquarium.

Charles A. Rowland, Jr., Director, President and CEO

Charles A. Rowland, Jr., CPA, MBA, was appointed Chief Executive Officer of Aurinia on April 11, 2016. He previously served as the chair of the audit committee of the Company from July 14, 2014 until his appointment as CEO. He previously was the Vice President and Chief Financial Officer of ViroPharma Incorporated, an international biopharmaceutical company, until it was acquired by Shire plc in January 2014. He has 35 years of diversified experience across a broad field of financial areas. Prior to joining ViroPharma in 2008, Mr. Rowland was the Executive Vice President and Chief Financial Officer, as well as the interim Co-Chief Executive Officer, for Endo Pharmaceuticals Inc., a specialty pharmaceutical company with a primary focus in pain management, where he served from 2006 to 2008. Mr. Rowland previously held positions of increasing responsibility at Biovail Corporation, Breakaway Technologies, Inc., Pharmacia Corporation, Novartis AG and Bristol-Myers Squibb Co. He is a member of the board of directors and chairs the audit committee of Bind Therapeutics, Inc., as of May 2014, Vitae Pharmaceuticals, Inc., as of September 2014, and Blueprint Medicines Corporation, as of March 2015. He is also a member of the supervisory board and chairs the audit committee of Nabriva Therapeutics, AG as of January 2015. He is the chair and member of the compensation committee at Blueprint Medicines and Nabriva Therapeutics, respectively. Previously, he served on the board of Idenix Pharmaceuticals until its acquisition by Merck. Mr. Rowland holds an M.B.A. with a finance concentration from Rutgers University and a B.S. in Accounting from Saint Joseph’s University.

Benjamin Rovinski, PhD, Director, Chair of the Compensation Committee

Dr. Benjamin Rovinski has 27 years of investment, operational, managerial and research experience in the healthcare sector. He joined Lumira Capital in 2001, where he is a Managing Director, with an investment focus on mid to late-stage private and public life sciences companies. Prior to joining Lumira Capital, Dr. Rovinski held several senior management positions in the biotechnology sector, including 13 years at Sanofi Pasteur where he was a senior scientist and director of molecular virology. He led global research and development programs in the areas of HIV/AIDS and therapeutic cancer vaccines, bringing several of them through to clinical-stage. Dr. Rovinski received a PhD in biochemistry from McGill University in Montréal and did postdoctoral studies in molecular oncology and retrovirology at the Ontario Cancer Institute in Toronto. He obtained his undergraduate degree from Rice University in Houston. Dr. Rovinski's current and past board roles and investment responsibilities include several private and public companies, including GI Therapeutics; Vascular Pharmaceuticals; KAI Pharmaceuticals (acquired by Amgen); Morphotek (acquired by Eisai); Cervelo Pharmaceuticals; Health Hero Network (acquired by Bosch); Avalon Pharmaceuticals (NASDAQ: AVRX; acquired by Clinical Data, Inc.); Inovise Medical, Inc.; Protana; Signature Biosciences; and SGX Pharmaceuticals (NASDAQ: SGXP; acquired by Eli Lilly). He also serves on the board of directors of Life Sciences Ontario and the steering committee of the Toronto Regional Board of Trade’s Health Science Cluster initiative. He has published over 25 scientific articles and reviews and is the recipient of 31 issued patents.

Hyuek Joon Lee, PhD, Director

Dr. Hyuek Joon Lee is the Director of New Business Development for ILJIN Group and is responsible for mergers and acquisitions, and managing overseas investments, joint ventures and subsidiaries. As of October 2014 he joined the board of directors of Life Science Enterprises in Massachusetts, a privately held company focusing on advanced biomaterials that promote bone repair. Dr. Lee has over 18 years of experience in consulting, management, business development and strategic planning in a number of industries including information technology, chemical and media. Dr. Lee obtained his B.S. in Chemistry from Seoul National University, and his M.S.E. and Ph.D. in Chemical Engineering from the University of Michigan, Ann Arbor.

David R.W. Jayne, MD FRCP FRCPE FMedSci, Director

Dr. David R.W. Jayne is Director of the Vasculitis and Lupus Clinic and Reader in Vasculitis at The University of Cambridge, UK. Dr. Jayne received his bachelor of surgery degree and medical degree from Cambridge University, Cambridge, England. He received postgraduate training at several London hospitals and Harvard University. He is a fellow of the Royal Colleges of Physicians of London and Edinburgh, and the Academy of Medical Science. He is a certified nephrologist and an Honorary Consultant Physician at Addenbrooke’s Hospital, Cambridge UK. Dr. Jayne is a medical advisor to UK, US, and EU regulatory bodies, patient groups, and professional organizations. He has published more than 250 peer-reviewed journal articles, book chapters, and reviews. He was elected the first President of the European Vasculitis Society in 2011 and is a member of the ERA-EDTA immunopathology working group. Dr. Jayne’s research includes investigator-initiated international trials and the introduction of newer therapies in vasculitis and SLE with collaborators in five continents.

Gregory M. Ayers, MD, PhD, Director, Chair of the Audit Committee

Dr. Ayers is a consultant to the medical device and biopharmaceutical industry providing clinical and regulatory advice to various companies. He has over 25 years of experience working with medical device start-up companies. He began his career in industry at InControl, Inc., the developer of the first implantable atrial defibrillator, where he served as Vice President of Clinical Affairs. InControl was acquired by Guidant in 1999. He was a Venture Partner at MPM Capital when he founded CryoCor, Inc. (NasdaqNM: CRYO), a medical technology company headquartered in San Diego, CA that developed products using cryogenic technology to treat arrhythmias, where he also served as President & CEO until March 2006. CryoCor was sold to Boston Scientific in 2007. He served on the board of directors of Hemosense, Inc. (AMEX: HEM), where he also served as interim CEO until April 2002. Hemosense was sold to Inverness Medical in 2008. While at MPM he served as medical director, interim CEO or member of the board of directors for 8 other portfolio companies including Alsius and ARYX pharmaceuticals (Nasdaq: ARYX). Dr. Ayers is also co-founder of IMedPro, a German based consulting company for small US companies seeking European approval or early marketing of their medical products, where he has worked with 7 additional start-up medical device companies. He has served as a medical consultant for Heartstream, a company that pioneered the use of AEDs (automatic external defibrillator). He is a founder of SonarMed, Inc. an Indianapolis based medical device company developing products for critical care medicine, where he served as Executive and Chairman of the Board until April 2008. He served as acting Medical Director of Catheter Robotics, Inc., a New Jersey based company. He was President and CEO of ViewRay, a Cleveland based oncology company. Dr. Ayers served as Chief Medical Officer of Heart Metabolics, Ltd., an Irish company focused on securing registration for perhexiline in the treatment of hypertropic cardiomyopathy. Dr. Ayers is a fellow of the American College of Cardiology, the American Institute of Medical and Biological Engineering and the Heart Rhythm Society. He holds 21 U.S. patents, and has published over 200 book chapters, scientific abstracts and manuscripts. Dr. Ayers received his B.S. and Ph.D. in Biomedical Engineering from Purdue University, and his M.D. from Indiana University.

2.1.1	Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Directors and Officers of the Company, no proposed Director of the Company:

(a)	is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, CEO or CFO of any company, that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, CEO or CFO that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO that was in effect for a period of more than 30 consecutive days; or

(b)

is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

2.1.2	Directors’ Attendance at Board and Committee Meetings

The following table sets forth the number of meetings held by the Board and each of its committees during the fiscal year ended December 31, 2015, and the attendance of each Director (in the case of committees of the Board, the attendance of each member of such committees) at those meetings.

Director	Board	Audit	Compensation	Governance
Richard M. Glickman	9 of 9	5 of 5	N/A	1 of 1
Stephen W. Zaruby(1)	8 of 8	N/A	N/A	1 of 1
Benjamin Rovinski	9 of 9	5 of 5	2 of 2	N/A
Charles A. Rowland, Jr.	9 of 9	5 of 5	N/A	N/A
David Jayne(2)	6 of 7	N/A	N/A	N/A
Gregory Ayers(2)	6 of 7	N/A	1 of 1	N/A
H. Joon Lee(2)	6 of 7	N/A	1 of 1	N/A
Daniel Park(3)	2 of 2	N/A	1 of 1	1 of 1
Chris Kim(3)	2 of 2	N/A	N/A	N/A
Kurt von Emster(4)	1 of 1	N/A	1 of 1	N/A
Attendance Rate:	95%	100%	100%	100%

Notes:

(1)	Mr. Zaruby was not entitled to attend one meeting of the board of directors due to potential conflicts of interests.
(2)	Was appointed as a Director on May 26, 2015.
(3)	Served as a Director until May 26, 2015.
(4)	Served as a Director until March 6, 2015.

2.1.3	Other Board Memberships

The following table identifies the Directors who also act as directors for other reporting issuers.

Name	Name of Issuer	Name of Exchange of Market
Richard Glickman	Cardiome Pharma Corp. Essa Pharma Inc.	NASDAQ:CRME; TSX:COM NASDAQ:EPIX; TSX:EPI
Charles A. Rowland, Jr.	Bind Therapeutics, Inc. Vitae Pharmaceuticals, Inc. Nabriva Therapeutics AG Blueprint Medicines Corporation	NASDAQ:BIND NASDAQ:VTAE NASDAQ:NBRV NASDAQ:BPMC

2.1.4	Directors’ and Officers’ Insurance and Indemnification

The Company maintains Director and Officer liability insurance, which, subject to the provisions contained in the policy, protects the Directors and Officers, as such, against certain claims made against them in these capacities. Such insurance provides for an aggregate of $20,000,000 annual protection against liability (less a deductible of up to $250,000 payable by the Company depending on the nature of the claim). The annualized premium for this coverage is $202,500.

The Company has entered into indemnification agreements with each of its Directors and Officers and the officers of its subsidiaries. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company or its subsidiaries as Directors and Officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Company.

2.2	PRESENTATION OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The audited consolidated financial statements of the Company, the report of the auditors thereon, and management’s discussion and analysis thereof for the financial year ended December 31, 2015 will be tabled at the Meeting, but the approval of the Shareholders in respect thereto is not required.

2.3	APPOINTMENT AND REMUNERATION OF AUDITORS

The Board recommends that Shareholders vote for the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’ remuneration. The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the reappointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the term expiring with the next annual meeting of Shareholders, and to authorize the Audit Committee to fix their remuneration, unless otherwise directed by the Shareholders appointing them. PricewaterhouseCoopers LLP were the auditors for the predecessor corporation, Isotechnika Inc., since 1996 and became the auditors for the Company on June 18, 2009.

Principal Accountant Fees and Services

The aggregate fees recorded for professional services rendered by PricewaterhouseCoopers LLP for the Company for the years ended December 31, 2015 and 2014, respectively, are as follows:

Fiscal year ended	2015	% of Total Fees	2014	% of Total Fees
Audit fees (for audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings)(1)	$84,401	50.8%	$167,871	57.3%
Audit related fees, including review of the Company’s quarterly financial statements(2)	$43,489	26.1%	$65,445	22.4%
Tax fees (tax compliance, tax advice and planning)(3)	$21,898	13.2%	$19,706	6.7%
All other fees(4)	$16,468	9.9%	$40,028	13.6%
Total fees	$166,256	100%	$293,050	100%

Notes:

(1)

These fees include professional services provided by the external auditor for the statutory audits of the annual financial statements. The total for 2015 is comprised of $39,375 related to interim billings for the 2015 audit and $45,026 related to fees for the 2014 audit billed in 2015. The total for 2014 ($167,871) consisted of $37,916 related to interim billings for the 2014 audit and $129,955 related to fees for the 2013 audit billed in 2014.

(2)	These fees relate to performing review engagement services on the Company’s quarterly financial statements and other audit related services.
(3)	These fees include professional services for tax compliance, tax advice, tax planning and various taxation matters.
(4)

These fees for 2015 include professional services for assistance with filing the Short Form Base Shelf Prospectus dated October 16, 2015. The fees for 2014 included professional services related to the filing of Form 40-F Registration Statement as required in conjunction with obtaining the NASDAQ listing.

2.4	AMENDMENT TO THE STOCK OPTION PLAN

The Shareholders initially approved the current stock option plan (the “Stock Option Plan”) at the June 28, 2012 annual meeting (and re-approved most recently on May 7, 2014). Under the Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to Directors, Officers, employees and consultants of the Company or any of its subsidiaries.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution approving an amendment to the Stock Option Plan to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 10% to 12.5% of the outstanding Common Shares of the Company at the time of grant (representing an increase of 807,185 Common shares as at April 22, 2016) (the “Plan Amendment”). As at April 22, 2016, an aggregate of 2,838,037 Common Shares (or 8.8% of the total number of issued and outstanding Common Shares) were issuable under the Stock Option Plan pursuant to outstanding options, leaving 390,705 Common Shares available for future issuance under the Stock Option Plan. If the Plan Amendment is approved, as at April 22, 2016, the maximum number of Common Shares issuable under the Stock Option Plan would be 4,035,927 and 1,197,890 Common Shares would be available for future issuance under the Stock Option Plan.

The Plan Amendment was approved by the Board on April 22, 2016. A blackline copy of the Stock Option Plan showing the Plan Amendment is attached as Appendix “C”.

There are no other amendments proposed to the Stock Option Plan, the terms of which are described below under the heading “3.3 Equity Compensation Plan –Stock Option Plan”. The Board continues to believe that stock options are an important element of the Corporation’s compensation structure. The Board believes that the increased maximum number available for issuance under the Stock Option Plan is desirable in order to permit the Company to continue to accomplish the purposes of the Stock Option Plan and to provide for the ability of the Company to grant future options.

Under the Stock Option Plan and the requirements of the Toronto Stock Exchange (the “TSX”), the Plan Amendment must be approved by the Shareholders. The TSX has reviewed and conditionally approved the Plan Amendment, subject to Shareholder approval. Consequently, at the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution ratifying and approving the Plan Amendment.

The text of the resolution is set out below:

“BE IT RESOLVED, as an ordinary resolution that:

1.

The proposed amendment to the Company's stock option plan (the “Stock Option Plan”), as substantially described in the Information Circular of the Company dated April 27, 2016 (the “Plan Amendment”), is hereby ratified, confirmed and approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolution and to give effect to the Stock Option Plan, as amended without limitation including appropriate applications to and filing with the Toronto Stock Exchange to list the increase in the number of common shares of the Company as necessary, and executing and delivering such other documents as may be necessary or desirable, such determination to be conclusively evidenced by the taking of any such actions by such director or officer.”

The Board recommends that Shareholders vote for the approval of the Plan Amendment. The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the approval of the Plan Amendment, unless otherwise directed by the Shareholders appointing them.

PART 3
STATEMENT OF EXECUTIVE COMPENSATION

3.1	COMPENSATION OF EXECUTIVES

Composition and Mandate of the Compensation Committee

The Company’s compensation committee (the “Compensation Committee”) consists of Benjamin Rovinski (Chair), Dr. Hyuek Joon Lee and Dr. Gregory Ayers. All members of the Compensation Committee are independent. The Compensation Committee is charged, on behalf of the Board, to discuss, review and approve compensation applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. The Compensation Committee approves, among other things, the compensation of each of the Company’s Named Executive Officers (defined below), other than the CEO (whose compensation is determined by the Board.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

  Benjamin Rovinski, the Chair of the Compensation Committee, has served on the Boards of several biotechnology companies for the past 14 years, and he has been a member of numerous compensation and audit committees. Dr.
  Rovinski also was responsible for the design and implementation of benefit programs and compensation of senior non- executive employees in his previous capacity as Senior Scientist and Head of the Molecular Virology Department at Sanofi Pasteur. In that leadership role, he also oversaw global project teams and implemented various performance management systems for the evaluation of corporate and strategic objectives and performance of senior level project team members.

  Dr. Joon Lee has served as director and managing director in a number of companies in Korea, where he participated in the processes of evaluating corporate objectives and performance reviews of senior level managers and employees. As of October 2014 he joined the board of directors of Life Science Enterprises in Massachusetts, a privately held company focusing on advanced biomaterials that promote bone repair, and oversaw performance reviews, compensation and benefit packages of the senior management. In addition, his experience as a founding member of an information technology start-up grants him added insight into the dynamics of early stage companies.

  Dr. Gregory Ayers has held senior management positions with more than 20 biotechnology and pharmaceutical, publicly traded and privately held, companies over the past two decades. He has served as CEO, Chief Medical Officer, Medical Director, Vice President Medical Affairs and as a member of the board of directors. He has had over 2,000 employees reporting to him and has put into place performance review processes, compensation packages and benefit packages for early stage companies shortly after their formation and with new employee hires. He has served as a member of the compensation committee on a number of private and public companies where he has been a board member.

3.1.1	Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding all significant elements of compensation paid, awarded or otherwise provided by the Company to its Named Executive Officers (defined below). Specific information is provided for Stephen Zaruby, President and CEO, and Dennis Bourgeault, CFO, and the three other most highly compensated executive officers or individuals whose total compensation for the year ended December 31, 2015, individually, was more than $150,000: namely, Dr. Neil Solomons, Chief Medical Officer., Michael Martin, Chief Operating Officer and Robert Huizinga, Vice President, Clinical Affairs (collectively, the “Named Executive Officers” or the “NEOs”).

Information about the compensation awarded to the NEOs can be found in the “Summary Compensation Table” and related compensation tables below.

The Company’s executive compensation program and strategy is designed to:

  Assist the Company in attracting and retaining talented executives;

  Provide a strong incentive for executives and key employees to work toward achievement of the Company’s goals and strategic objectives;

  Align management’s interests with that of Shareholders and other stakeholders;

  Motivate executives towards the creation of long term Shareholder value;

  Be competitive with other companies of similar size and business.

To further these objectives the Compensation Committee designs pay and performance systems that reflect the level of job responsibility with specific considerations while aligning the Company’s compensation programs with those of similar clinical stage pharmaceuticals companies. It also aligns the annual cash incentive (bonus) program to the achievement of objectives that will drive future success and enhance Shareholder value by linking a significant portion of the bonus program to overall corporate performance and attainment of specific value enhancing goals.

Annually, commencing in 2014, specific and measureable performance objectives are defined for each executive officer.

For 2015, the objectives, against which the executive officers were evaluated, included product development goals/milestones, organizational and business development objectives and budget targets. There were no measurable performance goals based on share price or earnings per share.

The Company’s compensation program and strategy for its executive officers consists primarily of three main elements, base salary, an annual cash incentive (bonus) and equity-based compensation, consisting of the grants of stock options.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

The annual cash incentive is intended to provide a greater incentive for executive officers to work toward achievement of the Company’s goals and strategic objectives.

The equity-based compensation is intended to better align the compensation of the CEO, other executive officers and key employees with the long-term interests of the Shareholders and reward the achievement of the long term strategic goals and objectives of the Company. The equity-based compensation, which consists of the granting of time-release stock options, is awarded on a prospective, go-forward basis, to motivate, reward and retain executive officers, rather than as compensation for performance in the prior year. The stock options are awarded on a discretionary basis by the Compensation Committee, based on the combination of recommendations of independent third party executive compensation consultants, contractual requirements and/or subjective assessments by the Compensation Committee.

Role of Executive Officers in Compensation Decisions

The Compensation Committee assesses the performance of the Company’s CEO and makes recommendations to the Board, and the Board approves all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the CEO regarding the performance, assessment and compensation of all the other executive officers and determines the compensation of such executives. Although the Compensation Committee generally considers recommendations from the CEO, decisions regarding the compensation of the Company’s executive officers are made by the Compensation Committee and may reflect factors and consideration other than information and recommendations provided by the CEO.

Setting Executive Compensation

Performance goals are determined early in the year for each executive officer and relate to milestones and/or achievements which help to facilitate the Company’s overall goals and objectives. These performance goals are assessed by the Compensation Committee. These objectives can be altered at the discretion of the Compensation Committee if appropriate due to changes in business factors or conditions.

The Company annually determines the corporate objectives for purposes of the annual cash incentive bonus program during the first quarter of the fiscal year. Following the end of the year, the Compensation Committee assesses the achievement of such objectives with input from the CEO and based on such assessment, determines an aggregate cash incentive bonus of each executive officer. The Compensation Committee then recommends to the Board that the bonus to each executive officer be approved and paid.

The awarding of equity-based compensation is subject to the discretion of the Compensation Committee and Board, exercised annually, and is not subject to any minimum amount.

As part of its review of management compensation and incentive programs, the Compensation Committee, in conjunction with the CEO, periodically retains external independent consultants to review and provide benchmark data of a comparator group of companies.

In the third quarter of 2014, the Company engaged Arnosti Consulting, Inc. (“Arnosti”) to assist in benchmarking and providing advice on the total direct compensation (base salary, annual short and long-term incentives) for the NEOs. The Compensation Committee must pre-approve any additional services that Arnosti would provide to the Company at the request of management of the Company. As part of its benchmarking and review process, Arnosti developed a comparator group, comprising 23 US-listed development stage companies (the “2014 Peer Group”). The Company’s market capitalization at the time fell into the middle of the market cap range. The equity data used by Arnosti was obtained from Radford’s 2014 Global Life Sciences survey (mid-size public company data used for equity benchmarking). The 2014 Peer Group consisted of the following 23 public companies:

Advaxis, Inc.	Conatus Pharmaceuticals Inc.	Ocera Therapeutics, Inc.
Ambit Biosciences Corp.	Cardiome Pharma Corp.	Onconova Therapeutics, Inc.
Anthera Pharmaceuticals Inc.	Cytokinetics Inc.	Oncothyreon Inc.
Arqule Inc.	Cytrx Corp.	Oxigene Inc.
Athersys, Inc.	Amicus Therapeutics Inc.	Palatin Technologies Inc.
Biodel Inc.	Idera Pharmaceuticals, Inc.	Regulus Therapeutics Inc.
Chemocentryx, Inc.	La Jolla Pharmaceutical Co.	Rigel Pharmaceuticals Inc.
Celsion Corp.	Medicinova Inc.

Arnosti provided the Compensation Committee with its recommendations regarding NEO total direct compensation based on the benchmarking work it performed. The Compensation Committee considered the advice from Arnosti where appropriate and in conjunction with its own assessment of competitive compensation requirements the Committee adjusted base salary levels as indicated in section 3.1.6.

In general, the Company targets to achieve competitive compensation based on a comparator group. Individual elements comprise base salary, bonus and total direct compensation (total cash compensation plus long-term incentive awards). The elements of compensation are targeted towards the 50% percentile of the comparator group, with the variable bonus component targeted at approximately the 75% percentile offset by a lower base salary component.

Executive Compensation-Related Fees

There were no fees in 2015 paid to any compensation consultant. Fees billed by Arnosti for services relating to Director and executive compensation provided by Arnosti in 2014 were US$19,033.

All Other Fees

The Company did not pay any fees to Arnosti for any other services in 2015 or 2014.

3.1.2	Managing Compensation Risk

On an annual basis, or otherwise more frequently as circumstances require, the Compensation Committee considers whether the executive compensation programs create or incentivize any inappropriate risk-taking. It is important to undertake such an analysis because it is expected that going forward annual performance-based incentives will continue to play a primary role in NEO’s and other senior management’s compensation programs. Therefore, the Company must ensure that these incentives do not result in actions being taken that are not in the long-term interest of the Company. The compensation plan and program utilized for the NEOs in 2015 considered both short-term incentives and long-term incentives to enhance the balance between risk and reward in relation to the Company’s overall business strategy and to further discourage the taking of unnecessary or excessive risks.

2015 Executive Compensation Elements

For the fiscal year ended December 31, 2015 the principal components of compensation for the Company’s CEO and the other NEOs consisted of base salary, annual cash incentive bonus program and equity-based program consisting of stock option grants.

a)	Base Salary

In November, 2013, Mr. Zaruby was appointed President and CEO of the Company with a base salary of $490,000. His base salary did not change. See also “Employment Contracts with Named Executive Officers”. The CEO’s base salary was approved by the Board based on the recommendation of the Compensation Committee at the time. In determining recommendations for his total compensation as the new CEO, the Compensation Committee considered Mr. Zaruby’s experience and expertise and the needs of the Company and CEO compensation with companies of a similar size and nature.

The base salary levels for the other NEOs of the Company are based on the executive’s overall experience and responsibilities and are reviewed at least annually. The salaries of the NEOs were determined primarily on the basis of the Compensation Committee’s review of an independent compensation review conducted by Arnosti as noted above in conjunction with the CEO’s assessment of each executive officer’s performance during the prior year. See “Employment Contracts with Named Executive Officers” for the base salary information including the amount and timing of the base salary increases.

b)	Annual Cash Incentive Bonus Program

The annual cash incentive bonus program which formally commenced January 1, 2014, generally provides a performance-based cash incentive to NEOs. The program awards individual performance that leads to the achievement of annual corporate objectives.

The executive officers, pursuant to their employment agreements, are entitled to receive a target annual cash bonus. The 2015 annual cash bonus target for the CEO was 70% of base salary and 40% (30% in 2014) for the other NEOs. However, the actual cash bonus that each NEO receives can be lower than the target value based on the formula for determining the amount of actual cash bonus that each NEO may be entitled to under the incentive program, and may be subject to further adjustments at the discretion of the Compensation Committee and the Board. The annual cash bonus target for the other NEO’s was increased to 40% for 2015 to better align the bonus target to the variable bonus component target of the 75% percentile noted above.

The Compensation Committee, subsequent to the end of the year, reviewed and approved bonuses to be paid based on the achievement of the performance objectives that had been set and approved by the Compensation Committee at the beginning of the 2015 fiscal year. The Company accrued the amount of the approved bonuses in 2015 as they were earned by the NEOs during the year. The Company paid the bonuses in the first quarter of 2016.

At the beginning of 2015, key corporate objectives were set by the Board of Directors to represent a broad range of activities that span the Company’s business. The 2015 corporate objectives were as set out on the table below. The weights are intended to reflect the relative priority, importance and impact of each objective on the Company’s success.

For 2015 the corporate objectives were as follows:

Area	Goal	Weight	Measure
Finance	Budget Target Completion of Shelf Prospectus	5% 5%	Internal metrics Target date
Clinical	AURA Patient Enrollment AURION Data	40% 15%	Various target dates
Business Development	Review secondary formulation and regional development strategies	20%	Target date
Investor Relations	Increase visibility with investment banks	5%	Target date
Regulatory	EU Orphan Drug Designation	10%	Target date

The Compensation Committee determined that a 55% score appropriately reflected the Company’s overall corporate performance result against its targeted achievement level.

Mr. Zaruby, as CEO, was eligible, pursuant to his employment agreement, for a bonus based on 70% of base salary upon achieving specific corporate performance objectives as approved by the Board. For the year ended December 31, 2015, he earned a bonus of $188,650 based on the overall corporate performance result of 55%.

In 2015, Messrs. Solomons, Martin, Bourgeault and Huizinga were entitled to receive bonuses based on 40% of base salary weighted 60% as to corporate objectives as listed above and 40% as to personal objectives as agreed and approved by the CEO. For these NEOs the 40% personal objective result component is based on each NEO’s achievement of his individual goals (set at the beginning of each year) as assessed by the CEO and Compensation Committee. The Compensation Committee awarded bonuses to these NEOs which ranged from 73% to 80% of the combined corporate and personal objectives for 2015.

For the year ended December 31, 2015, Messrs. Solomons, Martin, Bourgeault and Huizinga earned bonuses of $78,120, $62,814, $58,482 and $60,000 respectively, related to the achievement of specific 2015 objectives.

c)	Option-based Awards

The Shareholders approved the current stock option plan (the “Stock Option Plan”) at the June 28, 2012 annual meeting. Under the Stock Option Plan the Board may, in its discretion, grant options to purchase Common Shares to Directors, Officers, employees and consultants of the Company or any of its subsidiaries. The exercise price of options under the Stock Option Plan must not be less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant.

The Company makes grants under the Stock Option Plan on a prospective going-forward basis. The options granted to executive officers and other key employees are granted by the Board, based on the recommendations of the Compensation Committee and

CEO. In determining whether or not to make option grants, the Board, the Compensation Committee and the CEO take into account previous and other awards of stock options to the grantees, relative ownership position and length of service to the Company.

The number of stock options granted to the NEOs in 2015 was as follows:

Stephen Zaruby	448,517
Dennis Bourgeault	240,776
Neil Solomons	147,439
Michael Martin	147,439
Rob Huizinga	131,537

In 2014, the Company granted Mr. Zaruby 742,200 stock options as pursuant to his employment agreement he was entitled to receive stock options in an amount equal to 6% of the outstanding capital stock of the Company determined as of November 6, 2013 and subject to the TSX Venture Exchange and the Company’s insider trading guidelines and the blackout provisions therein. However, no options were granted in the 2013 financial year as a result of insider trading guidelines and the blackout provisions therein.

No stock options were granted to the other NEOs in either of 2013 or 2014. The number of stock options granted in 2015 reflected that no stock options had been granted in the previous two years.

3.1.3	Performance Graph

The following chart sets out the performance of the Common Shares on the TSX and TSX Venture Exchange for the past five years, as compared to the most appropriate index (the S&P TSX Composite Index), assuming an investment of $100 at the beginning of such period.

The Common Shares were traded under the symbol “ISA” on the TSX from the commencement of the applicable period to September 27, 2013. The Common Shares commenced trading on the TSX Venture Exchange on September 30, 2013 under the same symbol. On October 23, 2013, the Company changed its name to Aurinia Pharmaceuticals Inc. and commenced trading under the symbol “AUP”, remaining on the TSX Venture Exchange. On that same date, the Company conducted a consolidation of its Common Shares on a 50:1 basis. The Company recommenced trading on the TSX under the symbol “AUP” on June 2, 2014.

The values set out in the graph below have been adjusted to reflect the consolidation having occurred throughout the entire period.

	2010	2011	2012	2013	2014	2015
Aurinia	$100.00	$48.00	$22.00	$31.36	$33.20	$27.84
S&P TSX Composite	$100.00	$88.93	$92.49	$101.33	$108.85	$96.78

During the periods covered by this performance graph, the Company has undergone significant management changes, specifically in the makeup of its NEOs. The Company does not accordingly consider it appropriate to comment on the relationship between the performance of its Common Shares and the changes in executive compensation for the entire period.

Further, the trend in overall compensation paid to the NEO’s over the past five years has generally not tracked the performance of the market price of the common shares nor has it tracked the S&P/TSX Composite Index during the period. The Company has not included market price targets of the common shares as a component of the Company’s executive compensation program and strategy.

3.1.4	Anti-Hedging Protection

The Company has a written code of business conduct (the “Code”) for its Directors, Officers and employees, which is filed on the Company’s website at www.auriniapharma.com. The Code requires that all employees act at all times in full compliance with all laws applicable to the business of the Company. The Board implemented a written anti-hedging policy for all employees, Directors and senior officers of the Company on March 8, 2012. This policy specifically prohibits a Director or NEO from purchasing financial instruments designed to hedge or offset a decrease in market value of any Common Shares granted as compensation or held, directly or indirectly, by the NEO or Director.

3.1.5	Summary Compensation Table

The following table details the compensation information for each of the Company’s three most recently completed financial years for the NEOs.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(15) ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Stephen Zaruby President and CEO(1)	2015 2014 2013	490,000 490,000 84,616	Nil Nil Nil	963,147(4) 1,870,336(5) Nil	188,650 374,400 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,641,797 2,734,736 84,616
Dennis Bourgeault Chief Financial Officer(2)	2015 2014 2013	213,975 207,943 164,241	Nil Nil Nil	518,283(6) Nil Nil	58,482 136,496(7) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	790,740 344,439 164,241
Neil Solomons Chief Medical Officer(2)	2015 2014 2013	257,959 282,461 70,939(8)	Nil Nil Nil	324,947(9) Nil Nil	78,120 135,402(10) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	661,026 417,863 70,939
Michael Martin Chief Operating Officer(2)	2015 2014 2013	229,825 245,179 54,936(11)	Nil Nil Nil	324,947(9) Nil Nil	62,814 122,925(12) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	617,586 368,104 54,936
Robert Huizinga Vice President, Clinical Affairs(2)	2015 2014 2013	198,125 189,685 125,064	Nil Nil Nil	285,720(13) Nil Nil	60,000 77,425(14) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	543,845 267,110 125,064

Notes:

(1)

Mr. Zaruby was appointed President and CEO of the Company on November 6, 2013. The 2013 salary amount represents remuneration paid to Mr. Zaruby from November 6, 2013 to December 31, 2013. Mr. Zaruby did not receive any additional remuneration relating to his position as a Director. Mr. Zaruby resigned as President and CEO and Director of the Company on April 10, 2016.

(2)	The remuneration of Messrs. Solomons, Martin, Bourgeault and Huizinga is paid in CDN dollars which is converted into US dollars at an average quarterly rate.
(3)

Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor and converting the value into US$ using the Bank of Canada closing rate on the date of granting of the options. The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.

(4)

Calculation based on 257,234 options at an exercise price of CDN$4.25; Black-Scholes valuation factor = CDN$2.6066 – converted into US$ at a rate of US$1.00 = CDN$1.1827 plus 191,283 options at an exercise price of CDN$4.45; Black-Scholes valuation factor = CDN$2.7106 – converted into US$ at a rate of US$1.00 = CDN$1.3086.

(5)	Calculation based on 742,200 options at an exercise price of CDN$3.50; Black-Scholes valuation factor = CDN$2.7617 – converted into US$ at a rate of US$1.00 = CDN$1.0959.
(6)

Calculation based on 147,439 options at an exercise price of CDN$4.25; Black-Scholes valuation factor = CDN$2.6066 – converted into US$ at a rate of US$1.00 = CDN$1.1827 plus 93,337 options at an exercise price of CDN$4.45; Black-Scholes valuation factor = CDN$2.7106 – converted into US$ at a rate of US$1.00 = CDN$1.3086.

(7)	Annual incentive plan amount in 2014 for Mr. Bourgeault was composed of bonus accrual of $90,809 for 2014 and cash payment of $45,687 for 2013.
(8)

Dr. Solomons became Chief Medical Officer of the Company on September 20, 2013 pursuant to the Plan of Arrangement with Aurinia Pharma Corp. 2013 salary amount represents remuneration paid to Dr. Solomons from October 5, 2013 to December 31, 2013.

(9)	Calculation based on 147,439 options at an exercise price = CDN$4.25; Black-Scholes valuation factor = CDN$2.6066 – converted into US$ at a rate of US$1.00 = CDN$1.1827.
(10)	Annual incentive plan amount in 2014 for Dr. Solomons was composed of bonus accrual of $67,835 for 2014 and cash payment of $67,567 for 2013.
(11)

Mr. Martin became Chief Operating Officer of the Company on September 20, 2013 pursuant to the Plan of Arrangement with Aurinia Pharma Corp. 2013 salary amount represents remuneration paid to Mr. Martin from October 5, 2013 to December 31, 2013.

(12)	Annual incentive plan amount in 2014 for Mr. Martin was composed of bonus accrual of $70,600 for 2014 and cash payment of $52,325 for 2013.
(13)

Calculation based on 100,008 options at an exercise price of CDN$4.25; Black-Scholes valuation factor = CDN$2.6066 – converted into US$ at a rate of US$1.00 = CDN$1.1827 plus 31,529 options at an exercise price of CDN$4.45; Black-Scholes valuation factor = CDN$2.7106 – converted into US$ at a rate of US$1.00 = CDN$1.3086.

(14)	Annual incentive plan amount in 2014 for Mr. Huizinga was composed of bonus accrual of $49,716 for 2014 and cash payment of $27,709 for 2013.
(15)

The total amount of other annual compensation including perquisites for any NEO on an aggregate basis, generally including group insurance benefits, does not exceed the lesser of $50,000 and 10% of their annual cash compensation.

3.1.6	Narrative Discussion of Compensation

The following is a summary of the employment agreements for each of the NEOs of the Company:

Stephen Zaruby, President and CEO

On November 6, 2013, Mr. Zaruby entered into an employment agreement with the Company for the position of President and CEO. The agreement provided that Mr. Zaruby devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary of $490,000, which was reviewed annually by the Board, Mr. Zaruby was eligible to receive a cash bonus with a target payment of 70% of his base salary if the Board, in its sole discretion, determined that the Company’s performance had met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Mr. Zaruby was also entitled to receive a one-time cash bonus upon the Company successfully completing an equity financing raising aggregate proceeds of at least $25 million. Mr. Zaruby was entitled to receive stock options in an amount equal to 6% of the outstanding capital stock of the Company determined as of November 6, 2013 and subject to the TSX Venture Exchange and the Company’s insider trading guidelines and the blackout provisions therein. In addition, Mr. Zaruby was entitled to participate in the Company’s benefits program and to vacation of six weeks per year.

Pursuant to Mr. Zaruby’s employment agreement, termination and change of control benefits were as follows:

(a)

In the event that Mr. Zaruby’s employment is terminated by the Company without cause after the first year of his employment, he would be entitled to receive a payment in lieu of notice equivalent to 12 months’ of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of 18 months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus and financing success bonus sections of the employment agreement. In addition, the Company is to maintain health, medical and dental benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Mr. Zaruby’s unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)

In the event that Mr. Zaruby’s employment is terminated by the Company without cause or by the executive for “good reason” within 12 months following a change in control of the Company, Mr. Zaruby would be entitled to receive a lump sum payment in lieu of notice equal to two years’ of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus and financing success bonus sections of the employment agreement. In addition, the Company is to maintain health, medical and dental benefits pursuant to the benefits section of the employment agreement for the duration of the pay in lieu of notice period. All of Mr. Zaruby’s unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(c)

In the event that employment is terminated as a result of the death or permanent disability of Mr. Zaruby, Mr. Zaruby or his estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All vested stock options would be exercisable over a period of one year from the date of termination.

Neil Solomons, MD, Chief Medical Officer

On September 12, 2012, Dr. Neil Solomons entered into an employment agreement with Aurinia Pharma Corp. for the position of Chief Medical Officer in consideration for an annual salary of CDN$297,000. The employment agreement became effective 15 days after the completion of the Plan of Arrangement between Aurinia Pharma Corp. and the Company on September 20, 2013. The agreement provides that Dr. Solomons will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary, which is reviewed annually by the Board, Dr. Solomons is eligible to receive a cash bonus with a target payment of 30% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Dr. Solomons is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Dr. Solomons is entitled to participate in the Company’s benefits program and to paid vacation of six weeks per year. Effective January 1, 2014 Dr. Solomons’ base salary was increased to CDN$310,000. Effective January 1, 2015 Dr. Solomons’ base salary was increased to CDN$325,500 and the annual cash bonus target was increased from 30% to 40%. Dr. Neil Solomons agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Dr. Solomons’ employment agreement, termination and change of control benefits are as follows:

(a)

In the event that Dr. Solomons’ employment is terminated by the Company without cause after the second year of his employment, he will be entitled to receive a payment in lieu of notice equivalent to 12 months’ of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of 18 months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Dr. Solomons’ unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)

In the event that Dr. Solomons’ employment is terminated by the Company without cause or by the executive for “good reason” within 12 months following a change in control of the Company, Dr. Solomons is entitled to receive a lump sum payment in lieu of notice equal to 150% of 12 months of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement during the 12 month period. All of Dr. Solomons’ unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Michael Martin, Chief Operating Officer

On September 12, 2012, Michael Martin entered into an employment agreement with Aurinia Pharma Corp. for the position of Chief Operating Officer in consideration of an annual salary of CDN$230,000. The employment agreement became effective 15 days after the completion of the Plan of Arrangement between Aurinia Pharma Corp. and the Company on September 20, 2013. The agreement provides that Mr. Martin will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. His salary is reviewed at least annually by the Company. Effective January 1, 2014 Mr. Martin’s base salary was increased to CDN$265,000. On November 1, 2014 Mr. Martin’s base salary was increased to CDN$290,000 pursuant to the independent compensation review process conducted in 2014. Mr. Martin was eligible to receive a cash bonus with a target payment of 30% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Effective January 1, 2015 the annual cash bonus target was increased from 30% to 40%. Mr. Martin is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Mr. Martin is entitled to participate in the Company’s benefits program and to paid vacation of six weeks per year. Michael Martin agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Mr. Martin’s employment agreement, termination and change of control benefits are as follows:

(a)

In the event that Mr. Martin’s employment is terminated by the Company without cause after the second year of his employment, he will be entitled to receive a payment in lieu of notice equivalent to 12 months’ of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of 18 months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Mr. Martin’s unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)

In the event that Mr. Martin’s employment is terminated by the Company without cause or by the executive for “good reason” within 12 months following a change in control of the Company, Mr. Martin is entitled to receive a lump sum payment in lieu of notice equal to 150% of 12 months of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement during the 12 month period. All of Mr. Martin’s unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Dennis Bourgeault, CFO

Dennis Bourgeault entered into a new employment agreement for an indeterminate term, effective June 19, 2009, respecting his employment as an executive of the Company in consideration for an annual salary of CDN$200,000, replacing the previous employment contract entered into on January 1, 2006, as amended on April 30, 2008. The agreement provides that the Executive shall devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. His salary is reviewed at least annually by the Company. Effective January 1, 2014 Mr. Bourgeault’s base salary was increased to CDN$220,000. On November 1, 2014 Mr. Bourgeault’s base salary was increased to CDN$270,000 pursuant to the independent compensation review conducted in 2014. In addition to his base salary, Mr. Bourgeault is entitled to participate in the Company’s benefits program and is eligible to receive a cash bonus based upon the achievement of certain corporate performance goals as the Board may establish from time to time and ratified by the Board for each calendar year in accordance with the bonus plan. Effective January 1, 2015 the annual cash bonus target was increased from 30% to 40%. Mr. Bourgeault is also entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. He is entitled to six weeks of paid vacation each year.

Mr. Bourgeault is also entitled to receive a retention incentive, granted to him in 2012, whereby he shall receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company, provided that he is employed by or a consultant to the Company or one of its subsidiaries at the time such amount is payable. Should he cease to be employed by or cease to be a consultant to the Company or one of its subsidiaries, payment obligation to him shall cease. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, he will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, provided that he is serving as an executive officer of the Company at the time of the transaction. Should his employment be terminated without “cause” as set forth in his employment agreement, the employment condition for payment shall not apply. Mr. Bourgeault agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Mr. Bourgeault’s employment agreement, termination and change of control benefits are as follows:

(a)

In the event that Mr. Bourgeault’s employment is terminated (i) by the Company without just and sufficient cause; (ii) by the executive for “good reason”; or (iii) by the Company or by the executive for “good reason” following a change in control of the Company, Mr. Bourgeault is entitled to receive a cash payment in an amount equal to one month of his base salary then in effect per year of service to a maximum of 18 months, any bonus earned by the executive as of the termination date and the cash value of benefits and perquisites provided to the executive with respect to the immediately preceding fiscal year. In the case of (i) or (ii) above, all of his unexercised stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms. In the case of (iii) above, all of his unexercised stock options, with the exception of options based on the achievement of certain performance criteria, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)

In the event that employment is terminated as a result of the death or permanent disability of Mr. Bourgeault, Mr. Bourgeault or his estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and be exercisable over a period of one year from the date of termination.

Robert Huizinga

Under an employment agreement between the Company and Robert B. Huizinga dated January 1, 2012, Mr. Huizinga was appointed Vice President, Clinical Affairs of the Company in consideration for an initial annual salary of CDN$152,250. This salary is reviewed at least annually by the Company. Effective January 1, 2014 Mr. Huizinga’s base salary was increased to CDN$200,000. On November 1, 2014 Mr. Huizinga’s base salary was increased to CDN$250,000 pursuant to the independent compensation review process conducted in 2014. The agreement provides that Mr. Huizinga shall devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary, Mr. Huizinga is entitled to participate in the Company’s benefits program and is eligible to receive a cash bonus based upon the achievement of certain corporate performance goals as the Board may establish from time to time and ratified by the Board for each calendar year in accordance with the bonus plan. Effective January 1, 2015 the annual cash bonus target was increased from 30% to 40%. Mr. Huizinga is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. He is entitled to six weeks of paid vacation each year.

Mr. Huizinga is also entitled to receive a retention incentive, granted to him in 2012, whereby he shall receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company, provided that he is employed by or a consultant to the Company or one of its subsidiaries at the time such amount is payable. Should he cease to be employed by or cease to be a consultant to the Company or one of its subsidiaries, payment obligation to him shall cease. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, he will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, provided that he is serving as an officer of the Company at the time of the transaction. Should his employment be terminated without “cause” as set forth in his employment agreement, the employment condition for payment shall not apply. Mr. Huizinga agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Mr. Huizinga’s employment agreement, termination and change of control benefits are as follows:

(a)

In the event that Mr. Huizinga’s employment is terminated (i) by the Company without just and sufficient cause; (ii) by Mr. Huizinga for “good reason”; or (iii) by the Company or by Mr. Huizinga for “good reason” following a change in control of the Company, Robert Huizinga is entitled to receive a cash payment in an amount equal to one month of his base salary then in effect per year of service to a maximum of 18 months, any bonus earned by Mr. Huizinga as of the termination date and the cash value of benefits and perquisites provided to Mr. Huizinga with respect to the immediately preceding fiscal year. In the case of (i) or (ii) above, all of his unexercised stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms. In the case of (iii) above, all of his unexercised stock options, with the exception of options based on the achievement of certain performance criteria, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)

In the event that employment is terminated as a result of the death or permanent disability of Mr. Huizinga, Mr. Huizinga or his estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and be exercisable over a period of one year from the date of termination.

Estimated Termination Payments

The table below reflects amounts that would have been payable to each NEO if his employment had been terminated on December 31, 2015 either (i) without cause, or (ii) following or in connection with a change in control.

	Termination Without Cause			Termination Following Change in Control
	Severance ($)	Accelerated Vesting of Options ($)(9)	Continuation of Benefits ($)	Severance ($)	Accelerated Vesting of Options ($)(1)	Continuation of Benefits ($)
Stephen Zaruby	793,997(1)	Nil	26,335	1,202,330(2)	Nil	45,145
Dennis Bourgeault	408,235(3)	Nil	Nil	408,235(3)	Nil	Nil
Neil Solomons	405,275(4)	Nil	9,177	491,262(5)	Nil	7,866
Michael Martin	337,418(6)	Nil	10,029	414,027(7)	Nil	8,596
Robert Huizinga	313,865(8)	Nil	Nil	313,865(8)	Nil	Nil

Notes:

(1)	Severance amount is comprised of 14 months’ salary in the sum of $571,667 plus 2015 accrued bonus of $188,650 and accrued vacation pay of $33,680. The bonus was paid out in the first quarter of 2016.
(2)	Severance amount is comprised of two years’ salary in the sum of $980,000 plus 2015 accrued bonus of $188,650 and accrued vacation pay of $33,680. The bonus was paid out in the first quarter of 2016.
(3)

Severance amount is comprised of 17 months’ salary in the sum of $303,131 plus accrued bonus of $58,482, accrued vacation pay of $39,272 and the value of benefits in the immediately preceding year in the amount of $7,349. The bonus was paid out in the first quarter of 2016.

(4)	Severance amount is comprised of 14 months’ salary in the sum of $300,952 plus accrued bonus of $78,120 and accrued vacation pay of $26,203. The bonus was paid out in the first quarter of 2016.
(5)	Severance amount is comprised of 18 months’ salary in the sum of $386,939 plus accrued bonus of $78,120 and accrued vacation pay of $26,203. The bonus was paid out in the first quarter of 2016.
(6)	Severance amount is comprised of 14 months’ salary in the sum of $268,129 plus accrued bonus of $62,814 and accrued vacation pay of $6,475. The bonus was paid out in the first quarter of 2016.
(7)	Severance amount is comprised of 18 months’ salary in the sum of $344,738 plus accrued bonus of $62,814 and accrued vacation pay of $6,475. The bonus was paid out in the first quarter of 2016.
(8)

Severance amount is comprised of 13 months’ salary in the sum of $214,635 plus accrued bonus of $60,000, accrued vacation pay of $31,364 and the value of benefits in the immediately preceding year in the amount of $7,866. The bonus was paid out in the first quarter of 2016.

(9)	Represents the value of unvested in-the-money options that would vest upon termination of employment as at December 31, 2015. Closing share price on TSX on December 31, 2015 was CDN$3.48.

3.1.7	Incentive Plan Awards

a)	Outstanding Share-Based Awards and Option Based Awards

The following table indicates for each of the NEOs all awards outstanding at the end of the 2015 financial year.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Stephen Zaruby	191,283 257,234 742,200	4.45 4.25 3.50	August 17, 2020 January 6, 2020 February 18, 2024	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dennis Bourgeault	93,337 147,439 20,000 10,000	4.45 4.25 3.50 7.00	August 17, 2020 January 6, 2020 December 11, 2022 August 3, 2016	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Neil Solomons	147,439	4.25	January 6, 2020	Nil	Nil	Nil	Nil
Michael Martin	147,439	4.25	January 6, 2020	Nil	Nil	Nil	Nil

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Robert Huizinga	31,529 100,008 16,000 1,000 4,000	4.45 4.25 3.50 7.00 7.00	August 17, 2020 January 6, 2020 December 11, 2022 September 16, 2016 August 3, 2016	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Note:

(1)	Closing share price on TSX on December 31, 2015 was CDN$3.48.

b)	Value Vested or Earned on Incentive Plan Awards during the Most Recently Completed Fiscal Year

The following table indicates for each of the NEOs the value on vesting of all awards during the 2015 financial year.

Name	Option-based Awards		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
	Number of Securities Underlying Options Vested(1) (#)	Value vested during the year(2) ($)
Stephen Zaruby	497,479	215,923	Nil	Mil
Dennis Bourgeault	166,264	36,241	Nil	Nil
Neil Solomons	135,152	35,944	Nil	Nil
Michael Martin	135,152	35,944	Nil	Nil
Robert Huizinga	102,184	24,481	Nil	Nil

Notes:

(1)	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.
(2)	The value vested during the year has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

3.2	COMPENSATION OF DIRECTORS

As at December 31, 2015, the Board consisted of six non-executive Directors (Messrs. Glickman, Rovinski, Ayers, Jayne, Ayers and Lee) and Stephen Zaruby, President and CEO. Mr. von Emster served as a Board member for the period January 1, 2015 to March 6, 2015. Messrs. Park and Kim served as Board members for the period January 1, 2015 to May 26, 2015.

Summary Compensation Table:

The following table provides details of the total compensation awarded to the Directors who were not NEOs of the Company during the 2015 financial year.

Name	Earned Fees ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Richard Glickman	91,531	Nil	19,590(3)	Nil	Nil	Nil	111,121
Benjamin Rovinski	44,281	Nil	19,590(3)	Nil	Nil	Nil	63,871
Charles A. Rowland, Jr.	43,312	Nil	19,590(3)	Nil	Nil	Nil	62,902
David Jayne	26,437	Nil	37,686(4)	Nil	Nil	Nil	64,123
Gregory Ayers	26,437	Nil	37,686(4)	Nil	Nil	Nil	64,123
Hyuek Joon Lee	29,375	Nil	37,686(4)	Nil	Nil	Nil	67,061
Daniel Park(5)	20,000	Nil	19,590(3)	Nil	Nil	Nil	39,590
Chris Kim(5)	16,000	Nil	19,590(3)	Nil	Nil	Nil	35,590
Kurt von Emster(6)	11,000	Nil	19,590(3)	Nil	Nil	Nil	30,590

Notes:

(1)	Stephen Zaruby did not receive separate compensation for acting as a Director.
(2)

Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor and converting the value into US$ using the Bank of Canada closing rate on the date of granting of the options. The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.

(3)	Exercise price = CDN$4.25; Black-Scholes valuation factor = CDN$2.606588 – converted into US$ at a rate of US$1.00 = CDN$1.1827.
(4)	Exercise price = CDN$4.31; Black-Scholes valuation factor = CDN$2.338124 – converted into US$ at a rate of US$1.00 = CDN$1.2408.
(5)	Messrs. Park and Kim served on the Board for the period January 1, 2015 to May 26, 2015.
(6)	Kurt von Emster served on the Board for the period January 1, 2015 to March 6, 2015.

In the third quarter of 2014, the Compensation Committee engaged Arnosti, an external independent compensation consultant to assess the market competitiveness of director compensation at the Company against a comparator group of publicly listed companies.

See Section 3.1.1 above for a list of the 2014 Peer Group. As a result, effective November 4, 2014 the Board eliminated meeting fees. This change was based on a recommendation of the Compensation Committee after consultation with Arnosti.

In 2015 non-management Directors, other than the Chair of the Board, received an annual retainer fee of $40,000 for acting as Board members. The Chair of the Board was entitled to an annual retainer of $100,000. The Chair of the Compensation Committee and Governance & Nomination Committee were each entitled to an additional $10,000 annual retainer and the Chair of the Audit Committee was entitled to an additional $15,000 annual retainer. Each member of the Compensation Committee and Governance & Nomination Committee were entitled to an additional $5,000 annual retainer and each member of the Audit Committee were entitled to an additional $7,500 annual retainer.

Effective November 4, 2014 the Board approved the annual grant of 10,000 stock options to non-management Board members commencing in the first quarter of 2015 and the grant of 20,000 stock options upon the election or appointment of a new Board member.

The Company granted 10,000 stock options to each of the non-management Directors Glickman, Rovinski, Rowland, Park, Kim and von Emster on January 6, 2015 at a price of CDN$4.25. The options are exercisable for five years and vest in equal amounts over 12 months.

On June 2, 2015, the Company granted to each of the new Board members, Jayne, Ayers and Lee, 20,000 stock options at a price of CDN$4.31. The options are exercisable for five years and vest in equal amounts over 12 months.

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates for Directors who were not NEOs all awards outstanding at the end of the 2015 financial year.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Richard Glickman	10,000 200,000	4.25 3.50	January 6, 2020 February 18, 2024	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Benjamin Rovinski	10,000 20,000	4.25 3.50	January 6, 2020 February 18, 2024	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Charles A. Rowland, Jr.	10,000 20,000	4.25 3.91	January 6, 2020 November 18, 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil
David Jayne	20,000	4.31	June 2, 2020	Nil	Nil	Nil	Nil
Gregory Ayers	20,000	4.31	June 2, 2020	Nil	Nil	Nil	Nil
Hyuek Joon Lee	20,000	4.31	June 2, 2020	Nil	Nil	Nil	Nil

Note:

(1)	Closing share price on the TSX on December 31, 2015 was CDN$3.48.

Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year:

The following table indicates for each of the Directors who were not NEOs the value on vesting of all awards during the 2015 financial year.

Name	Option-based Awards		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
	Number of Securities Underlying Options Vested(1) (#)	Value vested during the year(2) ($)
Richard Glickman	25,834	26,314	Nil	Mil
Benjamin Rovinski	9,167	2,438	Nil	Nil
Charles A. Rowland, Jr	27,500	12,800	Nil	Nil
David Jayne	10,000	940	Nil	Nil
Gregory Ayers	10,000	940	Nil	Nil
Hyuek Joon Lee	10,000	940	Nil	Nil
Daniel Park(3)	10,000	8,519	Nil	Nil
Chris Kim(3)	10,000	8,519	Nil	Nil
Kurt von Emster(4)	1,667	910	Nil	Nil

Notes:

(1)	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.
(2)	The value vested during the year has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.
(3)	Messrs. Park and Kim served on the Board for the period January 1, 2015 to May 26, 2015
(4)	Kurt von Emster served on the Board for the period January 1, 2015 to March 6, 2015.

3.3	EQUITY COMPENSATION PLAN

3.3.1	Stock Option Plan

The Shareholders approved the Stock Option Plan at the June 28, 2012 annual meeting. The following is a summary of the material terms of the Stock Option Plan:

  Administration. The Stock Option Plan is administered by the Board (or a committee thereof) which has the power to (i) grant options, (ii) reserve Common Shares for issuance upon the exercise of options, (iii) determine the terms, limitations, restrictions and conditions respecting option grants, (iv) interpret the Stock Option Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Stock Option Plan , and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Stock Option Plan.

  Number of Securities Issuable. The Stock Option Plan is a rolling stock option plan that reserves, for issuance pursuant to stock options, a maximum number of Common Shares equal to 10% of the outstanding Common Shares of the Company at the time the Common Shares are reserved for issuance. As at April 22, 2016 an aggregate of 2,838,037 Common Shares (or 8.8% of the total number of issued and outstanding Common Shares) are issuable under the Stock Option Plan pursuant to outstanding options.

  Eligible Persons. “Service Providers” are eligible to receive grants of options under the Stock Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

  Shareholder Approval. The Stock Option Plan must be approved by the Shareholders every three years. The Shareholders re-approved the Stock Option Plan on May 7, 2014.

  Grants to One Person. The number of Common Shares reserved for issue to any one person under the Stock Option Plan may not exceed 5% of the outstanding Common Shares at the time of grant.

  Insiders. Without the prior approval of the Shareholders, the number of Common Shares being issuable to insiders under the Stock Option Plan at any time, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to insiders under the Stock Option Plan, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares in any 12 month period.

  Exercise Price. The exercise price of options under the Stock Option Plan will be set by the Board at the time of grant and cannot be less than the Market Price (defined in the Stock Option Plan as the closing trading price for the Common Shares on the TSX on the day immediately prior to the date of grant).

  Vesting. Vesting of options is at the discretion of the Board. Options become exercisable only after they vest in accordance with the respective commitment and exercise form.

  Term of Options. Options granted under the Stock Option Plan will have a maximum term of ten years from their date of grant.

  No Assignment. All options will be exercisable only by the optionee to whom they are granted and are non-assignable and non-transferable.

  Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

o

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

o

in the event of an optionee’s disability, any vested option held by the optionee will be exercisable until the earlier of 12 months after the date the Board makes a determination of disability and the date of expiration of the term otherwise applicable to such option;

o

generally speaking, vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a Director or Officer of, the Company, and any unvested options shall immediately terminate.

  Change in Control. Upon a change in control or takeover bid, vesting can be accelerated in accordance with the provisions set out in the Stock Option Plan.

  Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within nine business days of the expiry of a black-out, the expiry date of the option will be extended to ten business days after the trading restrictions are lifted.

  Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

o	an increase to the aggregate percentage of securities issuable under the Stock Option Plan;

o	a reduction in the exercise price of an outstanding option;

o	an extension of the term of any option beyond the expiry date;

o	any amendment to permit assignments or exercises other than by the optionee other than as set out in the Stock Option Plan;

o	amendment to the individuals eligible to receive options under the Stock Option Plan;

o

an amendment to the Stock Option Plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

o	an amendment which is required to be approved by Shareholders under applicable law (including, without limitation, applicable TSX policies).

  Amendments Without Shareholder Approval. Subject to the policies of the TSX, the Stock Option Plan may be amended without Shareholder approval for the following:

o	amendments of a “housekeeping” nature;

o	amendments necessary to comply with the provisions of applicable law;

o	amendments respecting the administration of the Stock Option Plan;

o	any amendment to the vesting provisions of the Stock Option Plan or any option;

o

any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

o	any amendments necessary to suspend or terminate the Stock Option Plan; and

o	any other amendment not requiring Shareholder approval under applicable law (including, without limitation, applicable TSX policies).

Pursuant to the Plan Amendment, it is proposed that the maximum number of Common Shares which may be issued under the Stock Option Plan will be 12.5% of the outstanding Common Shares on the date of grant of an option. This represents 4,035,927 Common Shares, an increase of 807,185 Common Shares, as of April 22, 2016. For more information, see “Part 2 Business of the Meeting – 2.4 Amendment to the Stock Option Plan”.

3.3.2	Pension Plan Benefits

The Company does not provide retirement benefits for Directors or Officers.

3.4	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table indicates the number of Common Shares to be issued upon the exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of Common Shares remaining for future issuance under the Stock Option Plan as at December 31, 2015.

Plan Category	Number of common shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CDN$)	Number of Common Shares remaining available for future issuance under the equity compensation plans (excluding securities reflected in the first column)(1)
Stock Options	2,713,192	4.00	515,550
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total:	2,713,192	4.00	515,550

Note:

(1)

Under the Stock Option Plan, any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the Stock Option Plan will result in an additional option being available for grant under the Stock Option Plan.

3.5	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Directors, Officers and employees or former Directors, Officers and employees of the Company were indebted to the Company as at December 31, 2015.

PART 4
REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS

“Corporate governance” is the process and structure used to direct and manage the business and affairs of the Company to achieve the Shareholders’ objectives. The CSA has adopted National Policy 58-201 – “Corporate Governance Guidelines” (“NP 58-201”) to provide guidance to Canadian reporting issuers regarding corporate governance. NP 58-201 relates to a number of significant governance issues, including the proper role of the Board, its structure and composition and its relationship with Shareholders and management. The CSA has also adopted National Instrument 58-101 – “Disclosure of Corporate Governance Practices” requiring that disclosure be made by a listed corporation of its corporate governance practices. A complete description of the Company’s corporate governance practices, with specific references to NP 58-201, is attached hereto as Appendix “A”. The Board has reviewed the disclosure set out in Appendix “A”.

The Board continues to periodically review corporate governance proposals made by the CSA. As new standards become effective, the Board will review and amend, where necessary and appropriate, its’ corporate governance practices and eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.

4.1	COMMITTEES OF THE BOARD

The Board has three standing committees: the Audit Committee, Governance & Nomination Committee and the Compensation Committee. The following are descriptions of the three standing committees of the Board:

Audit Committee

Members: Gregory M. Ayers (Chair), Richard Glickman and Benjamin Rovinski

The Audit Committee is presently composed of three independent Directors, all of whom are “financially literate” as that term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Please refer to the description of the Audit Committee set out in the Company’s annual information form for the year ended December 31, 2015 (the “AIF”), including the information required to be disclosed under NI 52-110, available on the SEDAR website at www.sedar.com.

Compensation Committee

Members: Benjamin Rovinski (Chair), Gregory M. Ayers and Hyuek Joon Lee.

The Compensation Committee is presently composed of three independent Directors.

The Compensation Committee is responsible for ensuring that effective human resources and compensation policies and procedures are in place for the Company, including oversight of Director, officer and employee remuneration and compensation, employment contracts, together with oversight of the evaluation of management of the Company;

Governance & Nomination Committee

Members: Richard Glickman (Chair), David Jayne and Hyuek Joon Lee.

The Company’s corporate governance committee (the “Governance & Nomination Committee”) is presently composed of three independent Directors.

The Governance & Nomination Committee assists the Board in fulfilling its responsibilities in relation to the monitoring and oversight of the quality and effectiveness of the Company’s governance practices and policies, considering nominees for the Board and considering any conflicts of interest.

Communications, Insider Trading, Confidential Information and Disclosure Policies

The Board is committed to an effective communications policy with all stakeholders including Shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Company is committed to complying with all laws, regulations and policies which are applicable to it, as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Company of a corporate disclosure policy, fraud policy and insider trading policy.

The Audit Committee reviews in advance all press releases which disclose financial results. Other continuous disclosure documents, including, without limitation, proxy-related materials and the AIF are reviewed by the executive team and, where appropriate, the Board. Where required, these documents are also approved by the Board.

4.2	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2015, the Company has had no material transaction with an “informed person” (as that term is defined under applicable securities laws).

4.3	SHAREHOLDER PROPOSALS

Shareholders who comply with the applicable provisions of the ABCA are, subject to certain conditions in the ABCA, entitled to have the Company include in its information circular any matter that the person proposes to raise at an annual meeting. Any Shareholder who intends to make such a proposal to be considered by the Company for the next annual general meeting must have arranged for the Company to receive the proposal no later than March 9, 2017.

4.4	ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on the Company’s website www.auriniapharma.com, on SEDAR at www.sedar.com or at EDGAR at www.sec.gov.

4.5	APPROVAL BY DIRECTORS

The contents of this Circular and the sending thereof have been approved by resolution of the Board.

DATED this 27th day of April, 2016.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURINIA PHARMACEUTICALS INC.

(signed) “Charles A. Rowland, Jr.”	(signed) “Richard Glickman”
Charles A. Rowland, Jr., Director and President	Richard Glickman, Chair of the Board

APPENDIX A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine the Company’s governance policies and procedures in light of recent regulatory initiatives that have been adopted to improve corporate governance.

Effective June 30, 2005 National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to National Instrument 52-110 – Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board will continue to review the Company’s corporate governance practices on an ongoing basis in response to the evolving regulatory standards.

Corporate Governance Disclosure Requirements		The Company’s Governance Procedures
1.	Board of Directors – Disclose how the board of directors (the “Board”) facilitates its exercise of independent supervision over management, including:	The Board has reviewed the independence of each director of the Board (“Director”) as defined in NI 58-101. A Director who is independent has no direct or indirect material relationship with the Company, including a relationship which in the view of the Board could reasonably interfere with the Director’s exercise of independent judgment. After having reviewed the role and relationships of each Director, the Board has determined that the following Directors nominated by management for election to the Board are independent, namely:
(a)	the identity of directors that are independent.

Dr. Richard Glickman
Dr. Benjamin Rovinski
Dr. David R.W. Jayne
Dr. Gregory M. Ayers
Dr. Hyuek Joon Lee

(b)	the identity of directors who are not independent, and the basis for that determination.	The Board has determined, after reviewing the role and relationships of each Director, that the following Directors nominated by management for election are not independent, namely:

		Charles A. Rowland, Jr.	Charles A. Rowland, Jr. is considered to have a material relationship with the Company by virtue of being the CEO of the Company.

(c)	whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the Board is independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	This information is disclosed in the Circular in Section 2.1.3.

Corporate Governance Disclosure Requirements		The Company’s Governance Procedures
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent Directors do not hold separate meetings, but do hold in camera meetings following every meeting of the Board.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Richard Glickman is the independent Chair of the Board. The Chair’s primary responsibility is managing the affairs of the Board including ensuring the Board is organized properly, functions effectively, and meets it obligations and responsibilities as set out in the by-laws of the Company and its mandate. The Chair works with the CEO to ensure effective relations with the Board, shareholders, other stakeholders and the public.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	This information is disclosed in the Circular in Section 2.1.2.

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the mandate of the Board is attached to this Circular as Appendix “B”.

3.	Position Descriptions –	The Board has developed written position descriptions for the Chair of the Board and the Chair of each committee of the Board.

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the CEO have developed a written position description for the CEO.

4.	Orientation and continuing Education –	The Company has not implemented a “formal” orientation process for its new Directors; however new Directors are given the opportunity to individually meet with senior Management to improve their understanding of the Company’s business. New Directors are also provided with reference materials describing the Company’s organizational structure, the structure of the Board and its committees, corporate policies, articles and Bylaws, as well as other Board materials.

In addition, regardless of whether a meeting of the Board is scheduled, all Directors regularly receive information on the Company’s operations, including a report on corporate development activities, operations reports, a financial overview and other pertinent information. All Company executives are available for discussions with Directors concerning any questions or comments which may arise between meetings.

(a)	Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors;

(ii) the nature and operation of the issuer’s business.

(b)	Briefly describe what measures, if any, the board takes to provide the continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Corporate Governance Disclosure Requirements		The Company’s Governance Procedures
5.	Ethical Business Conduct –	The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The Code addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding questionable audit or accounting matters. The Code is available on the Company’s website at www.auriniapharma.com.

The Company has adopted a Corporate Disclosure Policy, which is reviewed annually, as well as Fraud and Whistleblower policies. Quarterly financial packages are reviewed and approved by the Audit Committee. The Annual financial package is reviewed by the Audit Committee prior to being recommended for Board approval and CEO/CFO certification of annual/interim filings.

For any transactions where a Director or executive officer has a material interest, the Board ensures the member discloses such interest and discusses the transaction only once the applicable person is not in attendance.

(a)	Disclosure whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

6.	Nomination of Directors –	The Board reviews, on an annual basis, both the size and composition of the Board. In considering nominees for election to the Board, the Board takes into account geographic diversity, and considers the primary markets in which the Company operates, as well as the expertise and experience necessary to support the Company’s strategy and operations. The Board considers such matters as a candidate’s integrity, independence, and residency. The Board then assesses each potential nominee against the criteria developed by the Board.

The Governance & Nomination Committee is responsible for identifying nominees for election to the Board. The Governance & Nomination Committee is comprised of three independent Directors.

(a)	Describe the process by which the board identifies new candidates for board nomination.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nominating process

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Corporate Governance Disclosure Requirements		The Company’s Governance Procedures
7.	Compensation –	The Compensation Committee is comprised of three independent Directors.

The remuneration paid to the Directors and officers is reviewed each year by the Compensation Committee. The level of remuneration is designed to provide a competitive level of remuneration. The mandate of this Committee in respect of compensation matters specifically sets out the following duties and responsibilities:

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

(b)	Disclosure whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
In respect of Director Compensation and Protection:

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(a)	Review periodically Director compensation and recommend compensation terms that adequately reflect the responsibilities being assumed by the Directors, the Chair of the Board, and Chairs of the committees of the Board and members;

		(b)	Review periodically the Directors’ and officers’ insurance policy and make recommendations for its renewal or amendment or the replacement of the insurer;

		(c)	Administer, review, and recommend on all policies of or agreements by the Company with respect to the indemnification by the Company of its Directors and officers, if any.

In respect of the Company’s Officers and Employees and Compensation Plans:

		(a)	Review and recommend to the Board the employment, appointment, and compensation arrangements of the CEO of the Company, and in conjunction with the CEO, the employment and appointment of the top executives of the Company and their compensation arrangements, and make changes in these arrangements upon annual reviews of their performance;

		(b)	Review with the CEO the position descriptions for the executive employees, ensuring they remain current and accurate;

		(c)	Oversee the evaluation of the Company’s CEO;

		(d)	Review the CEO’s evaluation of the performance of the employees of the Company, and the CEO’s recommendations with respect to the amount of compensation to be provided to such employees;

		(e)	Review the equity compensation plans of the Company for the benefit of employees of the Company and its subsidiaries; review and approve corporate goals and objectives relevant to the CEO and Senior Management’s compensation, evaluate the CEO and Senior Management’s performance in light of those goals and objectives, and make recommendations with respect to the CEO and Senior Executives’ compensation levels based on this evaluation; and make recommendations with respect to the CEO and Senior Executives’ compensation, incentive-compensation plans and equity-based plans; and

		(f)	Administer, review and recommend the stock option plans and awards of the Company.

Corporate Governance Disclosure Requirements		The Company’s Governance Procedures
8.	Other Board Committees – If the board has standing committees other than the audit, compensation and governance and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.

9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	There is currently no formal assessment process in place due to the relative new composition of the Board. The assessment process will be reviewed in the future.

10.	Director Term Limits and Other Mechanisms of Board Renewal (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	The Company has not adopted term limits or other mechanisms for Board renewal. The Board has recently gone through an extensive renewal process, as no member on the current Board has been a Director prior to September 2013. Given this recent renewal of the Board, the Company does not consider it appropriate to implement term limits or other mechanisms of Board renewal at this time.

11.	Policies Regarding the Representation of Women on the Board (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –	The Company has adopted a written policy on March 26, 2015 with respect to the identification and nomination of female Directors (the “Diversity Policy”). The Diversity Policy requires that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board shall consider the current level of diversity on the Board and the Executive Team. As there are no new nominees to the Board proposed in this Information Circular, the Company is not yet able to measure its effectiveness.

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

12.	Consideration of the Representation of Women in the Director Identification and Selection Process (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.	Pursuant to the Diversity Policy, the Board does consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board. Women have served as Directors of the Company in the past. However, the Company focuses its search for new Directors purely based on the qualification of potential candidates, regardless of their gender. There were no new nominees to the Board proposed in this Information Circular.

Corporate Governance Disclosure Requirements		The Company’s Governance Procedures
13.	Consideration Given to the Representation of Women in Executive Officer Appointments (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.	Pursuant to the Diversity Policy, the Board does consider and evaluate the representation of women on the Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers. However, the Company focuses its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender.

The Company notes that on January 1, 2016 the Company appointed Rashieda Gluck as an officer of the Company.

14.	Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –	The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date. The Company does not think it is appropriate to set targets because the Company focuses its search for new Directors and executive officers purely based on the qualification of potential candidates, regardless of their gender.

(a)	For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(b)	Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

15.	Number of Women on the Board and in Executive Officer Positions (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –	(a) As at the date of this Circular, none of the Company’s Directors are women.

(b) As at the date of this Circular, none of the Company’s executive officers, including the Company’s major subsidiaries, is a woman.

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

Introduction

The primary responsibility of the board of directors (“Board”) of Aurinia Pharmaceuticals Inc. (the “Company”) is to oversee the management of the business and to pursue the best interests of the Company. The Board has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Company.

Board Size and Criteria

Pursuant to the Articles of the Company, the Board must consist of at least one (1) director and not more than twenty (20) directors. The By-laws of the Company require that at least one quarter (1/4) of the Company's directors be resident Canadians, and that at least two (2) of the Company's directors must not be officers or employees of the Company or a subsidiary of the Company. A majority of the directors of the Board shall be independent within the meaning of National Instrument 52-110 Audit Committees.

Board Meetings

In order for the Board to transact business, a majority of the directors must be present. The Board shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter.

Reports from Committees/Subsidiaries

Unless waived by the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee's meeting. Each board of a material subsidiary that does not have the same directors as the Board shall provide a report to the Board on material matters considered by the subsidiary board at the first Board meeting after the subsidiary's meeting.

Chairman

The Board shall appoint a Chairman of the Board who shall have responsibility to ensure that the Board discharges its duties and responsibilities.

Outside Advisors

The Board shall have the authority to retain, at the Company's expense, independent advisors and consultants to advise the Board as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Board may request any officer or employee of the Company, or the Company's internal or external auditors or legal counsel to attend a meeting of the Board or to meet with any directors of, or consultants to, the Board.

Governance

The Board has responsibility for developing the Company's approach to governance issues although the Governance & Nomination Committee plays a key role by recommending and reporting on governance issues, including ethical conduct, to the Board. The Board may delegate specific governance issues to other committees of the Board. The Board is responsible for establishing the appropriate procedures to ensure that the Board, Board committees and individual directors can function independently of management.

General Duties

It is the duty of the directors of the Company to manage, or supervise the management of, the business and affairs of the Company. In exercising his or her duties, every director shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. Each director shall also comply with the provisions of the Business Corporations Act (Alberta), and the By-laws of the Company.

Directors' Duties and Responsibilities

The Board has responsibility for stewardship of the Company, including:

  to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers (as defined in National Instrument 51-102 Continuous Disclosure Obligations) and that the CEO and other executive officers create a culture of integrity throughout the organization;
  adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
  the identification of the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks;
  overseeing succession planning (including appointing, training and monitoring senior management);
  adopting a communication and disclosure policy for the Company;
  overseeing the Company's internal control and management information systems;
  developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company; and
  reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.

In addition to the above, the Board shall:

  with the assistance of the Compensation Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Company, or any additional employees directly reporting to the CEO, and approve all senior officer appointments;
  with the assistance of the Compensation Committee, develop a position description for the Chief Executive Officer, which together with other board approved policies and practices, should provide for a definition of the limits to management's responsibilities, and approve the objectives of the Company to be met by the Chief Executive Officer;
  with the assistance of the Compensation Committee, ensure the performance of the Chief Executive Officer is evaluated at least annually;
  with the assistance of the Compensation Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than an annual basis;
  review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operations budget, including all material capital expenditures;
  approve material divestitures, acquisition and financial commitments;
  with the assistance of the Audit Committee, approve the annual audited financial statements, Management's Discussion and Analysis (“MD&A”), Annual Information Form, management information circular and other annual public documents of the Company;
  either approve the quarterly reports to the shareholders, including the unaudited interim quarterly statements and the quarterly MD&A, or delegate the responsibility to the Audit Committee;
  determine the content and frequency of management reports;
  review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work; and

Further the Board will also consider periodically or annually as the case may be:

In Respect of Operations of the Board

(a)	Assess the needs of the Board with respect to the conduct of the affairs of the Board, including:
	(i)	the size of the Board;
	(ii)	the frequency and location of Board and committee meetings;
	(iii)	procedures for establishing meeting agendas and the conduct of meetings;
	(iv)	the availability, relevance and timeliness of discussion papers, reports and other information required by the Board;
(b)	Recommend at the first meeting of the Board following each annual meeting, the allocation of directors to each of the Board committees and thereafter, where a vacancy occurs at any time in the membership of any Board committee, recommend a particular director to the Board to fill such vacancy;
(c)	Oversee continuing education for all directors in respect to the Company;
(d)	Oversee the relationship between the Board on the one hand and officers of the Company on the other hand and, if appropriate, make recommendations with a view to ensuring that the Board is able to function independently of management;

In Respect of Governance

(e)	Review periodically the Company's approach to governance issues;
(f)	Review periodically the mandate for the Board and the positions description for the Chairman of the Board, the President and Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”) of the Company;

(g)	Review periodically the charters of the committees of the Board and, where appropriate, make recommendations thereon including changes in the role, size, composition and structure of the committees;
(h)	Conduct periodic surveys of directors with respect to their views on the effectiveness of the Board, the Chairman of the Board, each committee of the Board and its Chair and individual directors;
(i)	Evaluate periodically the performance of the Chairman of the Board and the Chair of each committee and the performance and contribution of individual directors, having regard for the mandate for the Board and position description for the Chairman of the Board and the results of surveys of the directors, attendance at Board and Board committee meetings and overall contribution;
(j)	Assess the effectiveness and review the performance of the Board as a whole and each committee of the Board, including the Committee and the Chairman of the Board, President and CEO, and CFO of the Company;
(k)	Review the Company's director qualification criteria including the number of boards on which directors may sit, director tenure, retirement and succession;
(l)	Review the procedure to enable an individual director to engage an outside advisor at the expense of the Company;
(m)	Recommend policies regarding succession in the event of an emergency or the retirement of the Chairman of the Board, CEO, and/or CFO of the Company;

In Respect of Board Composition and Director Nominations

(n)	Review periodically the competencies, skills and personal qualities required of directors in order to add value to the Company, in light of:
	(i)	the activities of the Company and the nature of its investments;
	(ii)	the need to ensure that a majority of the Board is comprised of individuals, each of whom meets the requirements set out under the heading "Board Size and Criteria" above;
	(iii)	the constating documents of the Company;
	(iv)	the Company's governance guidelines;
(o)	Review the competencies, skills and personal qualities of each existing director, and the contributions made by the director to the effective operation of the Board and any significant change in the primary occupation of the director;
(p)	Ensure candidates understand the demands and expectations of a director of the Company and the role of the Board and its committees;
(q)	Oversee an orientation program to familiarise new directors with the business and operations of the Company, including the reporting structure, strategic plans, significant financial, accounting and risk issues and compliance policies, management and the external auditors;

In Respect of Reporting and Disclosure Requirements

(r)	Review and approve the annual corporate governance report to be made the proxy circular prepared in connection with the Company's annual meeting describing the corporate governance practices of the Company with reference to the reporting requirements of the Toronto Stock Exchange or other applicable securities law requirements;
(s)	Review and approve the statement of executive compensation to be made in the proxy circular prepared in connection with the Company's annual meeting;
(t)	Review at least annually the "Corporate Disclosure Policy" of the Company;
(u)	Review at least annually the "Code of Ethics & Conduct" of the Company;
(v)	Review at least annually the "Whistleblower Policy" of the Company;
(w)	Review at least annually the "Fraud Policy" of the Company;
(x)	Review at least annually the “Diversity Policy” of the Company;
(y)	Review at least annually the “Indemnity Policy” of the Company;
(z)	Review at least annually the "Terms of Reference for the Chairman of the Board";
(aa)	Review at least annually the "Mandate of the Board of Directors";
(bb)	Review at least annually the position description for the CEO of the Company;
(cc)	Review at least annually the position description for the CFO of the Company;
(dd)	Review at least annually the "Audit Committee Charter";
(ee)	Review at least annually the "Compensation Committee Charter";
(ff)	Review at least annually the “Governance & Nomination Committee Charter”;
(gg)	Review at least annually the “Disclosure Committee Charter”; and
(hh)	Review at least annually the "Insider Trading Policy".

APPENDIX C

BLACKLINE OF STOCK OPTION PLAN

AURINIA PHARMACEUTICALS INC.

(the “Company”)

STOCK OPTION PLAN

AS RE-APPROVED BY THE SHAREHOLDERS OF THE COMPANY ON
MAY 7, 2014

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of the Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of the Toronto Stock Exchange and any inconsistencies between this Plan and the TSX Policies whether due to inadvertence or changes in TSX Policies will be resolved in favour of the latter.

Definitions

1.2 In this Plan:

“Affiliate” has the meaning assigned by the TSX Policies;

“Black-out Period” means the period during which the relevant Optionee is prohibited from exercising an Option due to trading restrictions imposed by the Company in accordance with its securities trading policies governing trades in the Company’s securities; “Board” means the board of directors of the Company or any committee thereof duly empowered or authorized to grant Options under this Plan; “Business Day” means a day that the TSX is open for trading; “Change in Control” includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i)	any one Person holds a sufficient number of voting securities of the Company or the resulting company to affect materially the control of the Company or the resulting company, or,

(ii)	any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting securities of the company or the resulting company to affect materially the control of the Company or the resulting company, where such Person or combination of Persons did not previously hold a sufficient number of voting securities to affect materially control of the Company or the resulting company. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting securities of the Company or the resulting company is deemed to materially affect the control of the Company or the resulting company; “Common Shares” means common shares in the capital of the Company providing such class is listed on the TSX; “Company” means Aurinia Pharmaceuticals Inc. or any successor thereto, and includes an Affiliate; “Consultant” means an individual or a consultant Company, other than an Employee, Officer or Director who:

(i)	provides on an ongoing bona fide basis, consulting, technical, managerial or like services to the Company, other than services provided in relation to a Distribution;

(ii)	provides the services under a written contract between the Company and the individual or the Consultant Company;

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company; and

(iv)	has a relationship with the Company that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

“Consultant Company” means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner; “Continuously Employed” shall mean the absence of any interruption or termination of service. Continuous Employment with the Company shall not be considered interrupted in the case of the sick leave, military leave or any other leave of absence approved by the Company or in the case of transfers between location of the Company; provided that the individual continues to be an Employee of the Company; “Directors” means the directors of the Company as may be elected or appointed from time to time; “Disability” shall mean any physical, mental or other health condition which substantially impairs the Optionee’s ability to perform his or her assigned duties for 120 days or more in any 240 day period or that can be expected to result in death. The Board shall determine whether an Optionee has incurred a Disability on the basis of medical evidence acceptable to the Board. Upon making a determination of Disability, the Board shall, for the purposes of the Plan, determine the date of the Optionee’s termination of employment; “Distribution” has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

“Employee” means:

(i)	an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

(ii)	an individual who works full-time for the Company providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)	an individual who works for the Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source, and may include an Officer;

“Exercise Price” means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof; “Expiry Date” means the day on which an Option lapses as specified in the Option Commitment therefor or in accordance with the terms of this Plan; “Grant Date” for an Option means the date of grant thereof by the Board; “Insider” means an insider as defined in the TSX Policies; “Investor Relations Activities” means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company; “Management Company Employee” means an individual employed by another individual or a corporation providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a corporation or individual engaged primarily in Investor Relations Activities;

“Market Price” means:

(i)	the closing trading price for the Common Shares on the TSX on the day immediately prior to the date of grant;

(ii)	if the Common Shares are not listed on the TSX, then the closing trading price for the Common Shares on any other stock exchange on which the Common Shares are listed (if the Common Shares are traded on more than one stock exchange, then the stock exchange on which a majority of Common Shares are traded) at the time of the grant; or

(iii)	if the Common Shares are not listed on a stock exchange, then the trading price determined by the Board using good faith discretion;

“Officer” means a duly appointed senior officer of the Company;

“Option” means the right to purchase Common Shares granted hereunder to a Service Provider;

“Option Commitment” means the notice of grant of an Option delivered by the Company hereunder to a service Provider and substantially in the form of Schedule “A” hereto;

“Optioned Shares” means Common Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

“Optionee” means the recipient of an Option hereunder;

“Outstanding Shares” means at the relevant time, the number of outstanding Common Shares of the Company from time to time;

“Participant” means a Service Provider that becomes an Optionee;

“Person” means a company or an individual;

“Plan” means this Stock Option Plan, the terms of which are set out herein or as may be amended;

“Plan Shares” means the total number of Common Shares which may be reserved for issuance as Optioned Shares under the Plan as provided in §2.2;

“Regulatory Approval” means the approval of the TSX and any other securities regulatory authority that may have lawful jurisdiction over the Plan and any Options issued hereunder;

“Securities Act” means the Securities Act, R.S.A. 2000, c. S-4, as amended from time to time;

“Service Provider” means an individual who is a bona fide Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers;

“Share Compensation Arrangement” means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to a Service Provider;

“Shareholder Approval” means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders’ meeting;

“Take Over Bid” means a take over bid as defined in the Securities Act;

“TSX” means The Toronto Stock Exchange and any successor thereto; and

“TSX Policies” means the rules, regulations and policies of the TSX as amended from time to time.

ARTICLE 2
STOCK OPTION PLAN

Establishment of Stock Option Plan

2.1 There is hereby established a stock option plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company.

Maximum Plan Shares

2.2 The maximum aggregate number of Plan Shares that may be reserved for issuance under the Plan at any point in time is ~~10~~12.5% of the Outstanding Shares at the time the Plan Shares are reserved for issuance, unless this Plan is amended pursuant to the requirements of the TSX Policies.

2.3 Unless otherwise determined in the discretion of the Board, the number of Plan Shares that may be reserved for issuance under the Plan to any one Optionee will not exceed 5% of the Outstanding Shares on a non-diluted basis, less any Common Shares reserved for issuance to such Optionee under Share Compensation Arrangements other than this Plan.

Eligibility

2.4 Options to purchase Common Shares may be granted hereunder to Service Providers from time to time by the Board. Service Providers that are corporate entities will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares so as to indirectly transfer the benefits of an Option, as long as such Option remains outstanding, unless the written permission of the TSX and the Company is obtained.

Options Granted Under the Plan

2.5 All Options granted under the Plan will be evidenced by an Option Commitment in the form attached to this Plan as Schedule “A”, showing the number of Optioned Shares, the term of the Option, a reference to vesting terms, if any, and the Exercise Price.

2.6 Subject to specific variations approved in accordance with this Plan, all terms and conditions set out herein will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Options Not Exercised

2.7 In the event an Option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for reissue. For greater certainty Options which are exercised thereupon increase the number available to the Plan by the relevant percentage of Outstanding Shares as provided hereunder.

Administration of Plan

2.8 The Board will be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder.

2.9 Without limiting the generality of the foregoing, but subject to the provisions of this Plan, the Board has the power to:

(a)	determine the Service Providers to whom Options are to be granted, to grant such Options, and, subject to the other terms of this Plan, to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant;

(b)	allot Common Shares for issuance on connection with the exercise of Option; and

(c)	delegate all or such portion of its powers hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of the Plan so delegated to the same extent as the Board is hereby authorized so to do.

Regulatory Approval

2.10 This Plan will be subject to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given will be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

Compliance with Legislation

2.11 The Company will not be required to issue any Common Shares under the Plan unless such issuance is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of any stock exchange upon which Common Shares of the Company are listed. The Company will not in any event be obligated to take any action to comply with any such laws, regulations, rules, orders or requirements.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Board at the time such Option is granted under this Plan, and cannot be less than the Market Price.

Term of Option

3.2 Subject to the application of §3.10, an Option can be exercisable for a maximum of 10 years from the Grant Date, unless otherwise determined in the discretion of the Board.

Vesting of Options

3.3 No Option shall be exercisable until it is vested. The vesting schedule of each Option will be as determined in the discretion of the Board at the time of the grant of the Option.

Optionee Ceasing to be Director, Officer, Employee or Service Provider

3.4 No Option may be exercised after the Optionee, if a Director or Officer, has ceased to be a Director or Officer or, if an Employee or other Service Provider has left the employ or service of the Company, except as follows:

(a)	in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the Expiry Date of such Option;

(b)	in the case of the Disability of an Optionee, any vested Option held by him at the date of Disability will become exercisable until the earlier of one year from the date of cessation of the Optionee’s employment or other office and the Expiry Date of such Option; and

(c)	subject to the other provisions of this §3.4, vested Options will expire 90 days after the date the Optionee ceases for any reason whatsoever to be employed by, provide services to, or be a Director or Officer of, the Company and all unvested Options will immediately terminate without right to exercise same;

but provided that in no event may the term of the Option exceed 10 years, unless determined in the discretion of the Board.

Acceleration of Vesting

3.5 Notwithstanding the provisions of §3.4(a) and §3.4 (b), if, in the case of an Optionee who is an Employee, that Optionee’s employment terminates by reason of death or Disability, any Option held by such Employee who has been Continuously Employed by the Company for a minimum of three (3) years shall become fully vested and exercisable and may thereafter be exercised during the term of the Option set forth in §3.4(a) and §3.4 (b).

3.6 Notwithstanding the provisions of §3.4(c), if an Optionee’s employment is terminated by the Company without cause then, provided that the Optionee has been Continuously Employed by the Company for a minimum of three (3) years, then all Options shall become fully vested and exercisable and may thereafter be exercised during the term of the Option set forth in §3.4(c).

3.7 Change in Control. In the event of a Change in Control or Take Over Bid, any and all Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable for the periods indicated (each such exercise period referred to as an “Acceleration Window”):

(a)	for a period of 45 days beginning on the date which any person together with all affiliates and associates of such person, becomes, after the date of this Plan, the beneficial owner of 20% or more of the Common Shares of the Company then outstanding;

(b)	beginning on the date that a tender or exchange offer for Common Shares by any person is first published or sent or given within the meaning of the takeover bid rules under Alberta securities legislation, and continue so long as such offer remains open (including any extensions or renewals of such offer), unless by the terms of such offer the Offeror, upon consummation thereof, would be the beneficial owner of less than 20% of the common shares of the Corporation then outstanding; or

(c)	for a period of 20 days beginning on the date on which the shareholders of the Company duly approve any merger, consolidation, reorganization or other transaction providing for the conversion or exchange of more than 20% of the outstanding Common Shares of the Company into securities of any entity, or cash, or property, or a combination of any of the foregoing.

The exercisability of any Option which remains unexercised following the expiration of an Acceleration Window shall be governed by the vesting schedule and all other terms of the Option Commitment respecting such Option.

Non Assignable

3.8 Subject to §3.4(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.9 If there is a change in the outstanding Common Shares by reason of any share consolidation, or split, reclassification or other capital reorganization, or a stock dividend, arrangement, amalgamation, merger or combination, or any other change to, event affecting, exchange of or corporate change or transaction affecting the Common Shares, the Board will make, as it deems advisable and subject to requisite Regulatory Approval, appropriate substitution and/or adjustment in:

(a)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;

(b)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and/or

(c)	the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable,

and if the Company undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board will make such provision for the protection of the rights of Participants as it deems advisable.

Adjustment of Options Expiring During Black-out Period

3.10 Should the Expiry date for an Option fall within a Black-out Period, or within the period that is nine Business Days immediately following the expiration of a Black-out Period, such Expiry Date will be automatically adjusted without any further act or formality to that day which is the tenth Business Day after the end of the Black-out Period, such tenth Business Day to be considered the Expiry Date for such Option for all purposes under the Plan. Notwithstanding any other provision of this Plan, the tenth Business Day period referred to in this §3.10 may not be extended by the Board.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1 Upon grant of an Option hereunder, an authorized officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to the Plan and have the right to purchase the Optioned Shares at the Exercise Price set out therein, subject to the terms and conditions hereof.

Manner of Exercise

4.2 An Optionee who wishes to exercise his Option may do so by delivering:

(a)	a written notice to the Company specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b)	cash, certified cheque or bank draft payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate certified cheques or bank drafts for such Exercise Price and such amounts to be withheld.

Notwithstanding anything else contained in this Plan, the Company may, from time to time, implement such other procedures and conditions as it determines appropriate with respect to the payment, funding or withholding of amounts required by law to be withheld on the exercise of Options under this Plan.

Delivery of Certificate and Hold Periods

4.3 As soon as practicable after receipt of the notice of exercise described in §4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue to the Optionee the appropriate number of Optioned Shares. The transfer agent will either issue a certificate representing the Optioned Shares or a written notice in the case of uncertificated Common Shares. Such issued certificate or written notice, as the case may be, will bear a legend stipulating any resale restrictions required under applicable securities laws.

ARTICLE 5
AMENDMENTS TO PLAN OR OPTIONS

Amendments Generally

5.1 The Board may, at any time and from time to time, amend, suspend, terminate or discontinue the Plan or an Option, or revoke or alter any action taken pursuant to the Plan or an Option, except that no amendment, suspension, termination or discontinuance of the Plan will adversely alter or impair any Option without the written consent of the applicable participant and is subject to those provisions of applicable law (including, without limitation, the TSX Policies), if any, that require the approval of shareholders or any governmental or regulative body.

5.2 With the consent of the affected Participants, the Board may amend or modify any outstanding Option in any manner to the extent that the board would have the authority to initially grant such award as so modified or amended.

Amendments by Board

5.3 Without limiting the generality of §5.1, the Board may make the following types of amendments to the Plan without seeking Shareholder Approval:

(a)	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the TSX Policies);

(c)	amendments respecting administration of the Plan;

(d)	any amendment to the vesting provisions of the Plan or any Option;

(e)	any amendment to the early termination provisions of the Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original Expiry Date;

(f)	any amendments necessary to suspend or terminate the Plan; and

(g)	any other amendment, whether fundamental or otherwise, not requiring Shareholder Approval under applicable Law (including, without limitation, the TSX Policies).

Amendments Requiring Shareholder Approval

5.4 The Board may not, without approval of the holders of a majority of the issued and outstanding equity securities of the Company present and voting in person or by proxy at a meeting of holders of such securities, amend the Plan or an Option to do any of the following:

(a)	increase the aggregate maximum percentage of Common Shares issuable under the Plan;

(b)	make any amendment that would reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option at a reduced Exercise Price);

(c)	extend the term of any Option beyond the Expiry Date of the Option or allow for the Expiry Date of an Option to be greater than 10 years except as currently provided in connection with a Black-out Period;

(d)	permit assignments, or exercises other than by the applicable Participant, of Options beyond that contemplated by §3.4(a);

(e)	expand the definition of “Service Provider” or otherwise alter the conditions for eligibility for participation in the Plan;

(f)	amend the Plan to provide for any other types of compensation through equity issuance, unless the change to the Plan or an Option results from the application of §3.9; and

(g)	effect an amendment which is required to be approved by shareholders under applicable law (including, without limitation, the TSX Policies).

5.5 Where Shareholder Approval is sought for amendments under §5.4(b) or §5.4(c) above, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the amendment will be excluded. In the event of any conflict between §5.3 and §5.4 above, the latter will prevail to the extent of any conflict.

Amendment Subject to Approval

5.6 If the amendment of an Option requires Regulatory Approval or Shareholder Approval, such amendment may be made prior to such approvals being given, but no amended Options may be exercised unless and until such approvals are given.

ARTICLE 6
INSIDER PARTICIPATION LIMIT

Insider participation subject to Disinterested Shareholder Approval

6.1 None of the following actions will become effective without first obtaining Shareholder Approval:

(a)	Common Shares being issuable to Insiders under this Plan at any time, when combined with all of the Company’s other Share Compensation Arrangements, exceeding 10% of the Outstanding Shares; and

(b)	Common Shares issued to Insiders under this Plan, when combined with all of the Company’s other Share Compensation Arrangements, exceeding 10% of the Outstanding Shares in any 12 month period.

6.2 Where Shareholder Approval is sought for an action under §6.1, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the action will be excluded.

ARTICLE 7
GENERAL

Employment and Services

7.1

Nothing contained in the Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee’s office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in the Plan by a Service Provider will be voluntary.

No Representation or Warranty

7.2

The Company makes no representation or warranty as to the future market value of Common Shares issued in accordance with the provisions of the Plan or to the effect of the Income Tax Act (Canada) or any other taxing statute governing the Options or the Common Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such participant and not the Company.

Interpretation

7.3	The Plan will be governed and construed in accordance with the laws of the Province of Alberta.

Effective Date of Plan

7.4

This Plan will be effective from and after the date upon which the Company first receives Shareholder Approval for the Plan, subject to TSX acceptance, and will remain effective provided that the Plan, or, if applicable, any amended version thereof receives Shareholder Approval, on or before each third annual general meeting of shareholders of the Company. This Plan will replace the then existing Amended Stock Option Plan dated for reference September 9, 2010 and the Employee Stock Option Plan dated for reference June 15, 2009 (the “Previous Plans”). All validly outstanding options granted under the Previous Plans and existing at the time this Plan comes into effect will be subject to the terms of this Plan, and will be counted for the purposes of calculating what may be issued under this Plan. If the terms of this Plan adversely affect Optionees holding options granted under either or both of the Previous Plans, such options will be subject to such Previous Plan to the extent necessary only to avoid the adverse effect, but otherwise will be subject to the terms of this Plan.

Adoption of Plan

7.5	This Plan was adopted by the Board on May 25, 2012 and approved by the Shareholders of the Company on June 28, 2012 and re-approved by the Shareholders of the Company on May 7, 2014.

CORPORATE SECRETARY

SCHEDULE “A”

STOCK OPTION PLAN

OPTION COMMITMENT

Notice is hereby given that, effective this ______ day of , 20___ (the “Effective Date”) A U R I N I A P H A R M A C E U T I C A L S I N C . (the “Company”) has granted to (the “Service Provider”), an Option to acquire Common Shares (“Optioned Shares”) up to 5:00 p.m. Edmonton Time on the ______ day of , 20___ (the “Expiry Date”) at an Exercise Price of CDN$ per share.

Vesting: Optioned Shares may be acquired as follows:

Term: The term of this Option is from the date of grant, unless otherwise determined by the board of directors of the Company.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company’s Stock Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash, certified cheque or bank draft payable to the Company for the aggregate Exercise Price and the aggregate of any amounts required by law to be withheld by the Company on the exercise of such Option, or separate cash payments, or certified cheques or bank drafts for such exercise Price and such amount to be withheld. Notwithstanding the foregoing, the Service Provider may be obligated to comply with such other procedures and conditions implemented by the Company with respect to the payment, funding or withholding of such amounts to be withheld.

A certificate or a written notice, in the case of uncertificated shares, for the Optioned Shares so acquired will be issued by the transfer agent of the Company as soon as practicable after receipt by the Company thereof.

AURINIA PHARMACEUTICALS INC.

Authorized Signatory

Aurinia Pharmaceuticals Inc.
1203 – 4464 Markham Street
Victoria, BC V8Z 7X8
www.auriniapharma.com